Alliance Leicester

RECEIVED

18 A 10

07020419

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

2 January 20067

SUPPL

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 December to 31 December 2006

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

PROCESSED

JAN 1 9 2007

THOMSON FINANCIAL

1990005 (1/06)

Alliance Leicester

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

December 2006

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 15 – various dates

Information filed with the UKLA or the LSE and made public thereby

Board Change – Retirement of Michael Allen -	5 December 2006
Notification of Transactions of Directors etc -	6 December 2006
Pre-Close Trading Statement -	12 December 2006
Voting Rights and Capital -	29 December 2006
Blocklisting six monthly return -	29 December 2006

Information distributed to the Company's security holders

NIL

1990005 (1/06)

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	408,154	26,948	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	689	689	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): SEE ATTACHED SCHEDULE	Ordinary	408154
Address:		
UK postcode:		
Name(s): SEE ATTACHED SCHEDULE	Ordinary	26948
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		
Name(s):		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 13 Dec 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2773
DX number 11000 DX exchange Leicester 14

01 November 2006

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2003 3 Year Maturity Tranche 1

Name			Address					Total Options Exercised
SACHEEN	ACHARYA	10 PIPISTRELLE WAY	OADBY	LEICESTERSHIRE			LE2 4QA	161
CHRISTINA DOROTHY	AFFLICK	14 SOLAR ROAD	AINTREE	LIVERPOOL	MERSEYSIDE		L9 9AS	590
CAROLYN	AINSLEY	22 HOYLE ROAD	HOYLAKE	WIRRAL	MERSEYSIDE		CH473AQ	134
JANETTE LILIAN	AINSWORTH	10 SOMERVILLE GROVE	WATERLOO	LIVERPOOL			L22 2AR	268
MARIE JOSEPHINE	ALLAN	26 RYE GROVE	WEST DERBY	LIVERPOOL	MERSEYSIDE		L12 9NF	268
DIANNE JEAN	ALLDER	164 ST JOHNS ROAD	COLCHESTER	ESSEX			CO4 0JQ	268
SANDRA VERONICA	ALLDRITT	145 ENDERBY ROAD	WHETSTONE	LEICESTER	LEICESTERSHIRE		LE8 6JJ	107
STUART JOHN	ALLEN	9 CONDOR CLOSE	BROUGHTON ASTLEY	LEICESTER			LE9 6RR	644
CORINNE ANNE	ALLSOP	5 NITHSDALE CRESENT	MARKET HARBOROUGH	LEICESTERSHIRE			LE16 9HA	268
KARL MARTIN	AMBLER	68 REPTON ROAD	HARTSHORNE	SOUTH DERBYSHIRE			DE11 7AF	429
THOMAS HENRY	ANDERSON	15 YARROW AVENUE	LIVERPOOL	MERSEYSIDE			L31 9DQ	1074
RICHARD WYLIE	ANDERSON	12 SHARPES CLOSE	THORNTON	COALVILLE	LEICESTERSHIRE		LE67 1BY	456
LOUISE	ANDERSON	21 DORCHESTER ROAD	LEICESTER	LEICESTERSHIRE			LE3 0UH	107
SANDRA	ANSLEY	34 SHALMSFORD STREET	CHARTHAM	CANTERBURY	KENT		CT4 7RX	268
DEBORAH ALISON	APPLIN	22 BEECH TREE ROAD	BARDON	COALVILLE	LEICESTERSHIRE		LE67 4JN	805
KERRY REBECCA	ARCHER-DUTTON	44 SEATON ROAD	WIGSTON MAGNA	LEICESTER	LEICESTERSHIRE		LE18 2BY	214
RICHARD JAMES	ARMITAGE	5 UNDERWOOD CRESCENT	SAPCOTE	LEICESTER			LE9 4FY	268
GAYLE LOUISE	ARMSON	30 HERRICK CLOSE	ENDERBY	LEICESTER			LE19 4RU	268
KARINA MARGARET	ARMSTRONG	64 ROSEWORTH AVENUE	ORRELL PARK	AINTREE	LIVERPOOL	MERSEYSIDE	L9 8HF	644
JULIE	ARMSTRONG	5 CARDIGAN WAY	NETHERTON	MERSEYSIDE			L30 7QD	268
LORRAINE	ARNOLD	19 HERON COURT	HALEWOOD	LIVERPOOL			L26 7WX	53
MICHAEL ERNEST	ASHTON	10 OSBASTON CLOSE	HINCKLEY	LEICS			LE10 1TN	537
PAUL ROBERT	ASHTON	27 DENMEAD AVENUE	WIGSTON	LEICESTERSHIRE			LE18 1DL	805
JACQUELINE NORA	ASKEW	80 ABBEYSTEAD ROAD	WAVERTREE	LIVERPOOL			L15 7JF	939
PAUL BRYAN	ASKEW	68 CAMBRIDGE STREET	LEICESTER				LE3 0JP	268
SHEILA JEAN	ATKINS	14 MILBECK CLOSE	COWPLAIN	WATERLOOVILLE	HAMPSHIRE		PO8 8EP	268
SUSAN ANN	ATKINSON	6 NORWOOD AVENUE	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 9HT	268
MARTIN JOHN	ATKINSON	10 CHURWELL CLOSE	CASTLEFORD	WEST YORKSHIRE			WF10 5AD	134
COLIN JOHN	AVERY	130 FLEETWOOD ROAD	SOUTHPORT	MERSEYSIDE			PR9 9QN	671
CLAIRE EVELYN	AYERS	32 MANOR ROAD	CHRISTCHURCH	DORSET			BH23 1LU	53
ELIZABETH MARGARET	BACKLAND	12 ROSE AVENUE	BOOTLE	LIVERPOOL	MERSEYSIDE		L20 6LW	1074
ANNE ELIZABETH	BAILEY	44 CLEEVE ORCHARD	ROMAN ROAD	HEREFORD			HR1 1LF	483
NICHOLAS MICHAEL	BAILEY	114 KNIGHTON ROAD	LEICESTER				LE2 3TQ	214
BETTY ROSEMARY	BAILEY	10A SOWTERS LANE	BURTON ON THE WOLDS	LOUGHBOROUGH	LEICESTERSHIRE		LE12 5AL	268
AMY ELIZABETH	BAILEY	29 STINSON WAY	WHITWICK		COALVILLE	LEICESTERSHIRE	LE67 5HJ	214
LYNN	BAIN	69 THORNFIELD ROAD	THORNTON	LIVERPOOL			L23 9XY	402
ROBERT DOUGLAS	BAIN	69 THORNFIELD ROAD	THORNTON	LIVERPOOL			L23 9XY	537
SUSAN	BAKER	2 THE GARDENS	CHURCH WALK	BILTON	RUGBY	WARWICKSHIRE	CV22 7LX	1342
RICHARD	BALDERSON	40 THISTLEDOWN CLOSE	WIGAN				WN6 7PA	268
GORDON EDWARD	BALL	11 MAIDWELL CLOSE	THE MEADOWS	WIGSTON	LEICESTER		LE18 3WU	268
PENNY LINDSEY	BALLARD	2 PLOUGHMANS WAY	KINGSNORTH	ASHFORD	KENT		TN23 3HU	1342
MEERA	BARBER	15 HOPPNER CLOSE	NEAR THURCASTON	LEICESTER			LE4 2SD	214
MARGARET CHRISTINE	BARKER	22 WINDSOR AVENUE	GROBY	LEICESTER	LEICESTERSHIRE		LE6 0YF	1342
JUDITH LILIAN	BARNES	35 ORTON LANE	WOMBOURNE	WOLVERHAMPTON			WV5 9AN	161
NEIL ERNEST	BARWICK	27 MELLING ROAD	SOUTHPORT	MERSEYSIDE			PR9 9DU	1342
FIONA JEANNETTE	BASSNETT	26 SCAFELL CLOSE	EASTHAM	WIRRAL			CH629EU	53
MARK MICHAEL	BAUM	3 GREENVILLE GARDENS	WORTLEY	LEEDS	WEST YORKSHIRE		LS12 4TB	1342
RICHARD SPENCER	BAYLISS	12 BELPER CLOSE	OADBY	LEICESTER			LE2 5WB	161
ANTOINETTE MARIE	BEAMER	25 MELROSE PARK	MELROSE ROAD	WATERLOO	LIVERPOOL		L22 1SW	268
PAUL CIARAN	BEARDSWORTH	296 TYLDESLEY ROAD	ATHERTON				M46 9AN	107
ANNE MARIE	BEAUMONT	30 MARL ROAD	OLD ROAN	LIVERPOOL	MERSEYSIDE		L30 8SD	537
JILL	BEEVERS	4 BROWNS CLOSE	MAWSLEY	NORTHANTS			NN14 1GL	268
MARIE	BELL	117 SOUTHPORT ROAD	BOOTLE	MERSEYSIDE	MERSEYSIDE		L20 9EE	537
EWA IRENA	BELLAMY	51 HIDCOTE ROAD	OADBY	LEICESTER	LEICESTERSHIRE		LE2 5PH	537
EILEEN	BENNETT	79 HONEYS GREEN LANE	WEST DERBY	LIVERPOOL			L12 9HX	1074
ANNE ELEANOR	BENNETT	23 BEACONSFIELD ROAD	ALTRINCHAM				WA14 5LQ	107
VALERIE BARBARA	BEST	10 SEALSTRAND	DALGETY BAY	FIFE			KY11 5NG	1342
JENNIFER NORAH	BILSON	49 WILLOW PARK DRIVE	WIGSTON MAGNA	LEICESTER	LEICESTERSHIRE		LE18 1ED	1342

LOUISE VICTORIA	BILTON	8 ST MARTINS COURT	ROBIN HOOD	WAKEFIELD		WF3 3TT	161
MADELINE JUNE	BIRD	24 WOODBREACH DRIVE	MARKET HARBOROUGH	LEICESTER		LE16 7XG	107
STEPHEN CHARLES	BLACKBURN	11 WAKES CLOSE	DUNTON BASSETT	LEICESTERSHIRE		LE17 5LL	214
ANN BERNADETTE	BLACKHURST	39 WITTON ROAD	LIVERPOOL	MERSEYSIDE		L13 8DP	53
PATRICK	BLACKWELL	39 SANDRINGHAM CLOSE	IPSWICH	SUFFOLK		IP2 9DU	268
ALEXANDRA LOUISE	BLOW	30 NEW STREET	BLABY	LEICESTER		LE8 4GT	402
DAVID WILLIAM	BLUNDELL	147 LIVERPOOL ROAD SOUTH	MAGHULL	LIVERPOOL	MERSEYSIDE	L31 7AE	268
TARA	BOAK	4 OAKLANDS	ROBIN HOOD	WAKEFIELD	WEST YORKSHIRE	WF3 3UA	268
DAVID RICHARD	BOLTON	1 EMPEROR WAY	WHETSTONE	LEICESTER		LE8 6ZR	268
JAMES DAVID	BONE	2 LYNMOUTH DRIVE	GILMORTON	LUTTERWORTH	LEICESTERSHIRE	LE17 5PG	537
MICHELLE	BONNER	17 MUNTJACK ROAD	WHETSTONE	LEICESTER		LE8 6BJ	53
ADRIAN LESLIE	BOOTH	10 NORRISTHORPE AVENUE	LIVERSEDGE	WEST YORKSHIRE		WF15 7AD	80
CHRISTINA MARIA	BOSWELL	21 POYNINGS AVENUE	SOUTHEND ON SEA	ESSEX		SS2 4RS	402
BARBARA	BOULTER	26 SANDERSON CLOSE	WHETSTONE	LEICESTER	LEICESTERSHIRE	LE8 6ER	107
MARGARET	BOWDEN	1 CROUCH STREET	LIVERPOOL	MERSEYSIDE		L5 6RX	268
CRAIG JULIAN	BOYCOTT	6 FENTON CLOSE	WOODLESFORD	LEEDS	WEST YORKSHIRE	LS26 8WE	805
ANN LINDA	BOYD	23 ST LUKES ROAD	CROSBY	LIVERPOOL	MERSEYSIDE	L23 5SY	375
IAN	BRADLEY	6 VICARAGE GARDENS	BURSCOUGH	ORMSKIRK	LANCASHIRE	L40 7UU	805
SONIA	BRADLEY	4 RIDGEWOOD WAY	ORRELL PARK	LIVERPOOL	MERSEYSIDE	L9 8HJ	268
JOHN MARTIN	BRADY	59 CHILDWALL VALLEY ROAD	CHILDWALL	LIVERPOOL	MERSEYSIDE	L16 4PB	537
JUDITH	BRADY CHAMBERS	DROVE LODGE	BARROWAY DROVE	DOWNHAM MARKET	NORFOLK	PE38 0AJ	1127
HILARY MARY	BRAWN	26 HINTON ROAD	SUNNYSIDE	NORTHAMPTON		NN2 8NX	161
MARGARET ROSE	BREEN	3 SELWYN STREET	KIRKDALE	LIVERPOOL	MERSEYSIDE	L4 31N	537
HELEN	BRENTON	4 FFORDD KILBY	GORSEINON	SWANSEA		SA4 6PB	322
GRAHAM	BRIERLEY	7 STAMFORD ROAD	MOSSLEY	ASHTON UNDER LYNE	MANCHESTER	OL5 0BA	1074
NEIL H	BROWN	13 HARRADON ROAD	AINTREE	LIVERPOOL	MERSEYSIDE	L9 0HE	134
CLAIRE LOUISE	BROWN	5 FAIRISLE WAY	COUNTESTHORPE	LEICESTER		LE8 5WX	268
VIVIEN JOY	BROWN	18 BRANSDALE ROAD	WIGSTON	LEICESTER.	LEICESTERSHIRE	LE183XU	161
STEPHEN JOHN	BROWN	159 KINGFIELD ROAD	ORRELL PARK	LIVERPOOL		L9 3AN	537
LYN DENISE	BROWN	22 TRINITY VICARAGE ROAD	HUNCKLEY	LEICESTERSHIRE		LE10 0BX	161
ALASTAIR	BROWN	10 PICKERING DRIVE	ELLISTOWN	LEICESTER	LEICESTERSHIRE	LE67 1HB	268
DAVID ANTHONY	BROWNRIGG	3 CHELLOWDENE	THORNTON	MERSEYSIDE		L23 4UQ	134
ANN ELIZABETH	BRYANT	7 ST AGATHAS ROAD	HAMBLE	HAMPSHIRE		SO31 4PB	161
SIOBHAN MARIE	BRYCE	50 ANN STREET	NEWTOWNARDS	COUNTY DOWN	NORTHERN IRELAND	BT23 7AD	268
DIANE	BUCHANAN	52 COLEMAN ROAD	FLECKNEY	LEICESTER	LEICESTERSHIRE	LE8 8BH	107
KAREN	BUCK	3 OXTED RISE	OADBY	LEICESTER	LEICESTERSHIRE	LE2 5WG	268
MARIA JEAN	BUCKLE	14 HOLDEN CLOSE	WHETSTONE	LEICESTER		LE8 6XS	805
NICOLA J	BUCKLEY	9 ALSYKE CLOSE	GRAFHAM	HUNTINGDON	CAMBRIDGESHIRE	PE28 0GE	134
MARK DAVID	BULLEN	34 BEDRUTHAN AVENUE	TRURO	CORNWALL		TR1 1RW	80
MICHAEL	BULLOCK	54 PICKERING ROAD	BROUGHTON ASTLEY	LEICESTERSHIRE		LE9 6WA	537
ALAN	BULMER	39 ELM ROAD NORTH	PRENTON	BIRKENHEAD	MERSEYSIDE	CH42 9PB	268
SARAH ELIZABETH	BURCH	3 TILLINGBOURN	TITCHFIELD COMMON	FAREHAM	HAMPSHIRE	PO14 4PT	268
JANE MARY	BURCH	150 SKETCHLEY ROAD	BURBAGE	HINCKLEY	LEICESTERSHIRE	LE10 2EA	1342
ALISON LOUISE	BURNHAM	17 MACHIN DRIVE	BROUGHTON ASTLEY	LEICESTERSHIRE		LE9 6HP	537
SUSAN BEVERLY	BURNS	1 EAGLESFIELD END	LEIRE	LUTTERWORTH	LEICESTERSHIRE	LE17 5FG	134
MARTIN PAUL	BURROWS	46 HARVEST WAY	BROUGHTON ASTLEY	LEICESTER		LE9 6WL	1342
LYNDA CAROL	BURROWS	81 ATTFIELD DRIVE	WHETSTONE	LEICESTER		LE8 6ND	268
MARK	BURSLAM	APARTMENT 124 MERLIN HOUSE	QUADRANT	278 FOG LANE	MANCHESTER	M19 1UD	671
DAVID RICHARD	BURTON	4 BARDSEY CLOSE	HINCKLEY	LEICESTER		LE10 0SG	161
CAROL	BUSH	23 GAISFORD ROAD	WORTHING	WEST SUSSEX		BN14 7HP	134
MARK KARL	BUTEUX	32 MARSTOWN AVENUE	WIGSTON	LEICESTER		LE18 4UH	161
ANGELA JULIE	BUTLER	28 THE LEYS	KIBWORTH	LEICESTER	LEICESTERSHIRE	LE8 0NZ	161
ALISON	BUTLER	8 MARDALE CLOSE	NINE ELMS	SWINDON	WILTSHIRE	SN5 5UT	268
JANETTE PATRICIA MC	CAFFREY	17 EASTMEAD	AUGHTON	ORMSKIRK	LANCASHIRE	L39 5ES	134
PATRICIA JUNE	CAGE	15 MAYFLOWER AVENUE	PENNSYLVANIA	EXETER	DEVON	EX4 5DS	1074
JANE	CAHOON	1 CUTTLES RIDGE	COMBER	NEWTOWNARDS	CO DOWN	BT23 5YT	268
GRAHAM ROBERT	CAIRNS	9 ALDBOURNE CLOSE	WOOLTON	LIVERPOOL	MERSEYSIDE	L25 6JD	1342
JOANNE LISA	CALOW	33 SANDERSON CLOSE	WHETSTONE	LEICESTERSHIRE		LE8 6ER	402
HAYLEY	CAMMISH	32 BREYDON GARDENS	ST HELENS	MERSEYSIDE		WA9 5WH	80
ANDREW	CAMPBELL	81 LIVERPOOL ROAD	AUGHTON	ORMSKIRK	LANCASHIRE	L39 5AP	161
CAROLINE	CAREY	40 RENWICK ROAD	WALTON VALE	MERSEYSIDE		L9 2DE	161
PAUL THOMAS	CARINE	HOLMBERRY 2 MAIN STREET	NEWTON KYME	TADCASTER	NORTH YORKSHIRE	LS24 9LS	805
MELANIE JANE	CARR	12 HEOL CERI	WAUNARLWYDD	SWANSEA		SA5 4QU	53
VERONICA	CARRINGTON	132 BURLINGTON STREET	LIVERPOOL	MERSEYSIDE		L3 6DQ	268
PAUL	CARRINGTON	195 HEYWOOD ROAD	PRESTWICH	MANCHESTER		M25 1LB	161

STEPHEN PATRICK	CARROLL	10 OTTER WAY	WHETSTONE	LEICESTER			LE8 6ZU	537
SHIRLEY ANN	CARROLL	146 STUART ROAD NORTH	BOOTLE	MERSEYSIDE			L20 9EX	268
LYN	CARTER	63 AYLESTONE LANE	WIGSTON	LEICESTER	LEICESTERSHIRE		LE18 1AB	537
STEPHANIE	CASHMORE	21 NORTHGATE ROAD	STONEYCROFT	LIVERPOOL	MERSEYSIDE		L13 6RS	268
CHRISTINE ELSIE	CASSIDY	5 DOWNLANDS CLOSE	SOMPTING	LANCING	WEST SUSSEX		BN15 0JL	161
JOAN	CASSILES	30 MOOR LANE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 2UF	537
PHILIP	CAUSER	7 MOORFIELD ROAD	CROSBY	LIVERPOOL	MERSEYSIDE		L23 9UB	134
PETAR DUSAN	CETNIK	9 KINGSWOOD AVENUE	LEICESTER	LEICESTERSHIRE			LE3 0UN	268
SANDRA	CHALK	5 ALBANY ROAD	MARKET HARBOROUGH	LEICESTERSHIRE			LE16 7QG	241
SHELLEY	CHAMBERLAIN	18 TOMLIN ROAD	NORTHFIELDS	LEICESTER			LE4 9DU	107
PURNIMA	CHAMPANERI	1 STOUR CLOSE	OADBY	LEICESTER	LEICESTERSHIRE		LE2 4GE	537
STEPHEN MALCOLM	CHARLTON	1 GEARY CLOSE	ROYAL LODGE	NARBOROUGH	LEICESTERSHIRE		LE19 2RD	322
SHEILA	CHAUHAN	36 DEAN ROAD	LEICESTER				LE4 6GN	1342
RITA DIANE	CHERRY	10 WESSEX DRIVE	LEICESTER				LE3 6SQ	64
BARBARA ANN	CHEYNE	2 STAINMORE AVENUE	FORREST PARK	NARBOROUGH	LEICESTERSHIRE		LE19 3YX	590
KATE ELIZABETH	CHITTENDEN	3 EVANS ROAD	WILLESBOROUGH	ASHFORD	KENT		TN24 0UA	161
ALLISON LYNDA	CHOYCE	19 THORPE DRIVE	WIGSTON	LEICESTER	LEICESTERSHIRE		LE18 1LE	107
ANITA	CLARK	50 CARMAN CLOSE	SWINDON				SN3 4XU	107
NICOLA ELLEN	CLARKE	8 CHAPEL STREET	SOUTHREPPS	NORWICH	NORFOLK		NR11 8NW	53
PHILIP JONATHAN	CLARKE	60 AIGBURTH HALL AVENUE	AIGBURTH	LIVERPOOL	MERSEYSIDE		L19 3PS	537
DAVID	CLARKE	25 MELLING ROAD	HESKETH PARK	SOUTHPORT	MERSEYSIDE		PR9 9DU	375
STEPHEN	CLAY	3 DEVONSHIRE ROAD	WATERLOO	LIVERPOOL	MERSEYSIDE		L22 2AJ	118
STEVEN JAMES	CLAY	6 MILL LANE	ENDERBY	LEICESTER			LE194NW	268
ANN MARIE	CLAYTON	3 CROMPTON DRIVE	CROXTETH PARK	LIVERPOOL	MERSEYSIDE		L12 0JX	590
TRACY JOYCE	COLE	150 COOKS SPINNEY	HARLOW	ESSEX			CM20 3BW	161
JEFFREY MICHAEL	COLEMAN	4 ROCKHILL DRIVE	MOUNTSORREL	LOUGHBOROUGH	LEICESTERSHIRE		LE12 7DT	161
DAVID GRAHAM	COLEY	111 CLARENDON ROAD	HINCKLEY	LEICESTER	LEICESTERSHIRE		LE10 0PJ	322
COLETTE ELIZABETH	COLLIER	1 NENE GROVE	HINDLEY	WIGAN			WN2 4NQ	161
JOHN	COLLINS	23 CUNARD ROAD	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 8NA	268
JEAN ROSE	COLLINS	1 KINGLSEY CLOSE	LYDIATE	LIVERPOOL	MERSEYSIDE		L31 4LA	107
JANE KATHLEEN	COLTMAN	37 DEACON ROAD	LEICESTER				LE4 2WE	537
NICOLA ANN	COLTMAN	35 NEW WAY ROAD	STONEYGATE	LEICESTER			LE5 5UA	483
JENNIFER ANN	COLWELL	27 BENNETT RISE	HUNCOTE	LEICESTER	LEICESTERSHIRE		LE9 3AA	187
JAMES EDWARD	COMRIE	30 GROVE AVENUE	VICARS CROSS	CHESTER			CH3 5HL	429
ANTHONY DAVID	CONCANNON	1 SHELTHORPE AVENUE			LOUGHBOROUGH	LEICESTERSHIRE	LE11 2ND	107
PAULINE	CONNOLLY	24 ST MATTHEWS AVENUE	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 5JS	537
DIANNE PAULINE	CONNOLLY	80 ENNERDALE ROAD	FORMBY	LIVERPOOL	MERSEYSIDE		L37 2EA	161
JOSEPH	CONNOLLY	11 FURLONG CLOSE	AINTREE	LIVERPOOL	MERSEYSIDE		L9 0NL	537
KAREN ANN	CONNOLLY	11 FURLONG CLOSE	AINTREE	LIVERPOOL	MERSEYSIDE		L9 0NL	537
JAMES PETER	CONNOR	58 WINSLOW STREET	LIVERPOOL	MERSEYSIDE			L4 4DJ	537
JAMES CHRISTOPHER	CONWAY	15 THRIFTS MEAD	THEYDON BOIS	ESSEX			CM16 7NF	445
RICHARD JOHN	COOK	59 COLTBECK AVENUE	NARBOPROUGH	LEICESTER			LE193EJ	134
STEPHEN PETER	COOKE	65 ELMS ROAD	LEICESTER	LEICESTERSHIRE			LE2 3JD	1342
CHARLOTTE NICOLE	COOPER	76 KINGS DRIVE	LEICESTER FOREST EAST	LEICESTER	LEICESTERSHIRE		LE3 3JB	26
PHILIP EDWARD	COOPER	3 SELVESTER DRIVE	QUORN	LOUGHBOROUGH	LEICESTERSHIRE		LE12 8YR	134
KAREN LEE	COOPER	48 HAMPTON CLOSE	FOREST LEA	COALVILLE			LE67 4DH	161
MICHAEL	COOPER	54 BANKFOOT	BADGERS DENE	GRAYS	ESSEX		RM17 5JA	537
NICHOLAS A	COOPER	24 HERON ROAD	OAKHAM	RUTLAND	LEICESTERSHIRE		LE15 6BN	1342
PETER VINCENT	COPE	BEAK COTTAGE	BURES ROAD	WAKES COLNE	COLCHESTER		CO6 2BD	1074
BARRY VICTOR	CORNEY	TIMBERS	248 LONDON ROAD	BRIGHTON	EAST SUSSEX		BN1 6YA	1342
ADAM PHILLIP	CORNISH	5 COTTAGE FARM CLOSE	BRAUNSTONE TOWN	LEICESTER			LE3 2XZ	268
MICHAEL GRANVILLE	COSTELLO	16 CHAPEL LANE	COSBY	LEICESTERSHIRE			LE9 1RG	537
CATHERINE MARY	COUGHLIN	44 MARITIME COURT	NETHERTON	LIVERPOOL	MERSEYSIDE		L30 7PU	268
ROBERT ANTHONY	COULTHARD	17 WESTDALE ROAD	LIVERPOOL				L15 4HR	134
MARK	COUSINS	THE COTTAGE	95 SANDY LANE	LYDIATE	LYDIATE		L31 4DN	805
STEPHEN MICHAEL	COX	6 WARNER CLOSE	WHETSTONE	LEICESTER	LEICESTERSHIRE		LE8 6XU	268
PETER JAMES	CRANFORD	43 HONEYBOURNE DRIVE	WHISTON	PRESCOT	MERSEYSIDE		L35 7NB	537
SUSAN ANNE	CRAVEN	19 SAWBROOK	FLECKNEY	LEICESTERSHIRE			LE8 8TR	268
KENNETH	CRAVEN	83 HARINGTON ROAD	FORMBY	LIVERPOOL	MERSEYSIDE		L37 1PY	268
LYNNE	CRAVEN	55 RINGWOOD ROAD	EASTBOURNE	EAST SUSSEX			BN22 8TB	1342
LYNN ANN	CREEVY	8 MONAGHAN CLOSE	AINTREE	MERSEYSIDE			L9 8HA	161
ALAN JOHN	CREIGHTON	28 GLENVILLE AVENUE	GLEN PARVA	LEICESTER	LEICESTERSHIRE		LE2 9JF	268
PAULINE	CRIPPS	14 THE BURROWS	NARBOROUGH	LEICESTER	LEICESTERSHIRE		LE193WS	1342
TERENCE RAYMOND	CROSSLEY	47 SAVILLE ROAD	BLABY	LEICESTER			LE8 4HE	80
DAVID	CROSSLEY	14 OLD FORGE ROAD	FENNY DRAYTON	WARWICKSHIRE			CV13 6BD	805

JANET ANN	CROSSLEY	12 FAIRBROOK DRIVE	SALFORD	GREATER MANCHESTER			M6 5PA	53
CLARE ELIZABETH	CROUGHWELL	16 GURNEY CRESCENT	LITTLE THORPE	LEICESTER			LE192JL	134
CHRISTINE ANNE	CROWTHER	3 OAKHAM CLOSE	BRANDLESHOLME	BURY	LANCASHIRE		BL8 1XJ	537
ROBERTA ELIZABETH	CUMMINGS	93 CAW HILL PARK	CLOONEY ROAD	LONDONDERRY			BT47 6XX	805
CHRISTINE	CUMMINS	58 RIVINGTON DRIVE	BURSCOUGH	ORMSKIRK	LANCASHIRE		L40 7RP	375
STEPHEN DAVID	CURRY	21 MAPLE STREET	SOUTHPORT	MERSEYSIDE			PR8 6BY	429
RACHEL	CURTIS	20 COURT CLOSE	KIRBY MUXLOE	LEICESTER			LE9 2DD	107
RUSSELL	DALBY	18 BROWNING STREET	NARBOROUGH	LEICESTER	LEICS		LE193EE	375
ANN MARIE	DALE	50 BARWELL LANE	HINCKLEY	LEICESTERSHIRE			LE10 1SS	107
SUZANNE MARIE	DALES	37 ABBEY ROAD	NARBOROUGH	LEICESTER	LEICESTERSHIRE		LE192DB	268
JOHN	DARBYSHIRE	79 ALBERT ROAD	GRAPPENHALL	WARRINGTON			WA4 2PF	1342
LESLEY EVELYN	DARLEY	38 GREENSIDE AVENUE	AINTREE	LIVERPOOL	MERSEYSIDE		L10 8JF	537
PETER	DAVIDSON	2 THE OLD RECTORY	MAIN STREET	SADDINGTON	LEICESTERSHIRE		LE8 0QH	537
KIM CHRISTINE	DAVIES	92 WHITEWOOD PARK	FAZAKERLEY	LIVERPOOL			L9 7LG	53
GARETH COLIN	DAVIES	4 WHITEHOUSE CLOSE	HAYDOCK	ST HELENS			WA11 0JW	268
SARAH MARGARET	DAVIES	3 LAWSON GROVE			SALE	CHESHIRE	M33 6JN	268
STEPHANIE	DAVISON	72 WINSLOW STREET	WALTON	LIVERPOOL	MERSEYSIDE		L4 4DJ	268
MICHAEL	DAWBARN	87 AVIEMORE DRIVE	FEARNHEAD	WARRINGTON	CHESHIRE		WA2 0TH	268
STEVEN	DAWES	12A MOORLAND AVENUE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 2SW	161
AMANDA JANE	DELANEY	7 OLIVE CLOSE	MELLING	MERSEYSIDE			L31 1LB	483
CATHERINE ELIZABETH	DELVE	1 MEADOWFIELD CLOSE	ORRELL PARK	LIVERPOOL			L9 8HQ	134
DIANNE	DEMILLE	9 HEWELL STREET	COGAN PENARTH	VALE OF GLAMORGAN			CF64 3FY	268
JUDITH MARY	DENNIS	17 ST ALBANS WAY	WICKERSLEY	ROTHERHAM			S66 1AD	268
ANTHONY	DETCHON	30 SANDBED COURT	MANSTON	LEEDS	WEST YORKSHIRE		LS15 8JJ	134
LISA MARIE	DEVINE	58 KILCREEN ROAD	PARK	CLAUDY	LONDONDERRY		BT47 4DQ	537
TEJINDERPAL	DHANJAL	17 HILLRISE AVENUE	BRAUNSTONE	LEICESTER	LEICESTERSHIRE		LE3 2GL	268
JOGINDER SINGH	DHESI	7 SEVERN ROAD	OADBY	LEICESTER			LE2 4FU	402
COLLETTE ELIZABETH	DIGNAM	11 ENNERDALE AVE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 9BU	268
CHRISTOPHER PAUL	DINES	174 QUEENS ROAD	LEICESTER	LEICESTERSHIRE			LE2 3FS	268
TIM	DOBSON	14 CULVERDEN AVENUE	TUNBRIDGE WELLS	KENT			TN4 9RF	778
KAREN LOUISE	DOGGRELL	1 BENJAFIELD COTTAGES	MILTON ON STOUR	GILLINGHAM	DORSET		SP8 5QE	107
ANGELA MARY	DOHERTY	26 AQUITAINE CLOSE	ENDERBY	LEICESTER	LEICESTERSHIRE		LE194SN	644
DAVID	DOIDGE	ABBOTS HOUSE	10 ABINGTON DRIVE	BANKS	SOUTHPORT		PR9 8FL	537
ANN MARIE	DONNELLY	47 MYERS ROAD EAST	CROSBY	LIVERPOOL	MERSEYSIDE		L23 0QU	214
LISA	DONNELLY	93 TEMPLE ROAD	SALE	CHESHIRE			M33 2LP	161
SARAH JACQUELINE	DOREY	33 BROOKFIELD WAY	KIBWORTH BEAUCHAMP	LEICESTERSHIRE			LE8 0SA	134
ANDREW FRANCIS	DORR	8 HAMLET ROAD	WALLASEY	MERSEYSIDE			CH45 6UT	537
RICHARD	DORSEY	2 SLADE CLOSE	BOSTON SPA	WETHERBY			LS23 6DH	375
CHRISTOPHER	DOUGHERTY	3 WINEVA GARDENS	CROSBY	LIVERPOOL	MERSEYSIDE		L23 9SJ	134
ANDREA	DOWNS	12 SAUCHIE COURT	BANNOCKBURN	STIRLINGSHIRE	STIRLING		FK7 8PW	107
JULIA	DOYLE	126 MARINA CRESCENT	NETHERTON	MERSEYSIDE			L30 1RS	537
CHRISTINE ELIZABETH	DOYLE	20 YEWHURST ROAD	SOLIHULL	WEST MIDLANDS			B91 1PW	375
JAMES WILLIAM	DRAGE	116 BEACONSFIELD ROAD	WESTCOTES	LEICESTER			LE3 0FF	268
VASILIOS	DRANIAS	110 COLERIDGE DRIVE	ENDERBY	LEICESTER			LE19 4QG	268
CAROL FRANCES	DREAVES	2 WRIGLEYS LANE	FRESHFIELD	LIVERPOOL	MERSEYSIDE		L37 7DR	1342
JATIN	DUDHAREJIA	43 LAMBORNE ROAD	WEST KNIGHTON	LEICESTER			LE2 6HP	1342
ANNETTE	DUDLEY	39 MARK ROAD	HIGHTOWN	MERSEYSIDE			L38 0BG	268
IAN ALEXANDER	DUNBAR	6 OLIVE CLOSE	MELLING	LIVERPOOL	MERSEYSIDE		L31 1LB	537
REBEKAH	DUNCAN	46 LEICESTER ROAD	BROUGHTON ASTLEY	LEICESTERSHIRE			LE9 6QE	80
CHRISTINE	DUNFORD	COPSE VIEW	1 MERRYL LANE	GODSHILL	VENTNOR	ISLE OF WIGHT	PO38 3JT	268
ANDREW JOHN	DUNN	64 THIRLMERE ROAD	BARROW-UPON-SOAR	LOUGHBOROUGH	LEICESTER		LE128QQ	300
JUNE	DUNN	10 CASTLEFIELD CLOSE	WEST DERBY	LIVERPOOL			L12 5JQ	537
MAUREEN FRANCES	DURNIN	141 HATTON HILL ROAD	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 9LE	537
IRENE	DYSON	25 ALEXANDRA DRIVE	ORRELL PARK	LIVERPOOL	MERSEYSIDE		L20 0EE	268
CHRISTINE ELAINE	EASTWOOD	106 ALBERT SCHWEITZER AVENUE	BOOTLE	MERSEYSIDE			L30 5SQ	268
JANET	EDGE	1 GRAMPION CLOSE	EASTREES PARK	ASHFORD	KENT		TN24 8RH	268
JOHN	EDWARDS	11 SEYMOUR DRIVE	LYDIATE	LIVERPOOL	MERSEYSIDE		L31 9PS	107
MARK ANDREW	EDWARDSON	49 TATTON ROAD	LIVERPOOL	MERSEYSIDE			L9 8DU	161
KERRY JANE	ELDREDGE	41 WINDERS WAY	AYLESTONE	LEICESTER	LEICESTERSHIRE		LE2 8SS	268
DEBBIE MARIE	ELKINS	195 HIGHLANDS ROAD	FAREHAM	HAMPSHIRE			PO15 5PW	161
GRAHAM JOHN	ELLARD	1 PENZANCE CLOSE	HINCKLEY	LEICESTERSHIRE			LE10 1XJ	268
MARK BRIAN	ELLISON	70 LONGDOWN ROAD	FAZAKERLEY	LIVERPOOL	MERSEYSIDE		L10 4UT	187
ALISON JAYNE	ELPHICK	52 HAVELOCK ROAD	BEXHILL ON SEA	EAST SUSSEX			TN40 2BZ	268
PAULINE	ETHERIDGE	15 PARK LANE	BOOTLE	MERSEYSIDE			L20 6DJ	107
JULIE DEBORAH	EVANS	FLAT 1/1	15 INNELLAN PLACE	HAVANA LOCKS	GLASGOW		G20 0DY	161

THOMAS WILLIAM	EVANS	41 LONG SHEPHERD DRIVE	CASWELL	SWANSEA			SA3 4RP	268
PHILIP	EVANS	18 MAVIS AVENUE	LEICESTER	LEICESTERSHIRE			LE3 2BS	100
SUSAN CLARE	EVANS	11 ROCKBANK ROAD	STONEYCROFT	LIVERPOOL			L13 7BE	268
MARTIN WILLIAM	EVANS	48 MOSS LANE	BRAMHALL	STOCKPORT	CHESHIRE		SK7 1EH	1342
RICHARD JAMES	EVANS	THE OLD GRANARY	MANOR BARNS	SNARESTONE	NR SWADLINCOTE	DERBYSHIRE	DE127DB	537
VIKKI	EVEREST	30 COPT OAK ROAD	NARBOROUGH	LEICESTER	LEICESTERSHIRE		LE193EF	268
JOHN RONALD	FAIRCLOUGH	34 QUEENS ROAD	BOOTLE	MERSEYSIDE			L20 7BS	268
LYNDA	FAIRHURST	25 MOORBRIDGE CLOSE	NETHERTON	MERSEYSIDE	MERSEYSIDE		L30 7RL	268
BARBARA LOUISE	FAIRWAY	16 CORONATION ROAD	LYDIATE	MERSEYSIDE			L31 2NQ	107
CATHERINE	FARLEY	12 PORTWOOD CLOSE	WAVERTREE	LIVERPOOL			L7 3LW	107
NEIL	FARNWORTH	2 WASHINGTON LANE	EUXTON	CHORLEY	LANCS		PR7 6DE	1342
GEOFFREY ARTHUR	FAULKNER	90 COPSE AVENUE	WEST WICKHAM	KENT			BR4 9NP	53
ELIZABETH ELSIE	FERGUSON	1ST FLOOR NORTHMOST FLAT	24 CLOANDEN PLACE	KIRKCALDY	FIFE		KY2 5PA	268
CATHERINE	FERGUSON	45 LYDIATE PARK	THORNTON	LIVERPOOL	MERSEYSIDE		L23 1XL	1074
MOIRA ELIZABETH	FINN	35 SOUTHPORT ROAD	LYDIATE	LIVERPOOL	MERSEYSIDE		L31 2HX	268
PAMELA MARIE	FINNIGAN	5 PINETREE AVENUE	GROBY	LEICESTER			LE6 0NQ	268
LOUISE ANNE	FITTON	1 NEEDWOOD WAY	NARBOROUGH	LEICESTER			LE193YY	268
NICOLA	FITZGERALD	4 PARKSIDE ROAD	SALE	CHESHIRE			M33 3HT	537
ELIZABETH	FITZSIMONS	7 THE CROSS	INCE BLUNDELL	MERSEYSIDE			L38 1QH	537
KAY	FLETCHER	117 ABERFORD ROAD	WOODLESFORD	LEEDS			LS268LQ	107
GARY JOSEPH	FLETCHER	30 WOLVERTON ROAD	LEICESTER	LEICESTERSHIRE			LE3 2AH	537
MARTYN JAMES	FLOWER	40 BYSINGWOOD ROAD	FAVERSHAM	KENT			ME13 7RL	241
KATHERINE ANN	FLYNN	12 OLDFIELD ROAD	SALE	CHESHIRE			M33 2AQ	268
JANE ANN	FOLEY	123 SELBY ROAD	LEEDS	WEST YORKSHIRE			LS15 7JG	456
NICOLA	FONG	8 ROTHBURY ROAD	WEST DERBY	LIVERPOOL			L14 4AD	53
ANN CATHERINE	FORMBY	8 SANDRINGHAM RD	FORMBY	LIVERPOOL	MERSEYSIDE		L37 6EQ	537
RACHAEL ANN	FOSTER	54 NABURN DRIVE	ORRELL	WIGAN	LANCASHIRE		WN5 8SB	268
SIMON JOHN	FOSTER	4 MONKS DRIVE	FORMBY	MERSEYSIDE			L37 6DL	80
GLENDA	FOX	9 WEST MEADE	GREEN PARK ESTATE	MAGHULL	MERSEYSIDE		L31 8DD	107
ROSEMARY	FOXCROFT	10 PENNINGTON AVENUE	BOOTLE	MERSEYSIDE			L20 6JQ	268
MAUREEN ANN	FRANCIS	THE SPINDLES	33A THE GREEN	WELBOURN	LINCOLN	LINCOLNSHIRE	LN5 0NJ	214
ISABEL JANICE	FRANKLAND	30 WOODNEWTON DRIVE	EVINGTON	LEICESTER	LEICESTERSHIRE		LE5 6NJ	144
ANGELA MARIE	FRAZER	8 SEDGEFIELD DRIVE	THURNBY	LEICESTER	LEICESTERSHIRE		LE7 9PS	161
NICHOLAS HENRY	FREEMAN	51 LEATHERHEAD ROAD	ASHSTEAD	SURREY			KT21 2TP	1074
HAYLEY CATHERINE	FREER	47 GWENCOLE CRESCENT	NARBOROUGH ROAD SOUTH	LEICESTER	LEICESTERSHIRE		LE3 2FJ	268
JUSTIN ANTHONY	FRENCH	69 KINGSMEAD ROAD	LEICESTER				LE2 3YF	268
KAREN	FRIEL	6 WASDALE AVENUE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 9DN	322
JENNIFER	FROST	54 GEVEZE WAY	BROUGHTON ASTLEY	LEICESTERSHIRE			LE9 6HJ	107
SHIRLEY ANNE	FROST	23 BURNSIDE ROAD	BROUGHTON ASTLEY	LEICESTER			LE9 6UD	537
JAMES COLIN	FURLONG	10 HEARTWOOD CLOSE	AINTREE	LIVERPOOL	MERSEYSIDE		L9 8HR	537
LINDA ANN	FURNESS	42 CRADDOCK ROAD	SALE	CHESHIRE	GREATER MANCHESTER		M33 3GG	268
MURIEL OLIVE	GARDNER	24 SPRINGWOOD DRIVE	GODINTON PARK	ASHFORD	KENT		TN23 3JL	1342
HEATHER ANN	GARRATT	55 BLAKESLEY ROAD	WIGSTON	LEICESTERSHIRE			LE183WD	268
RICHARD NEIL	GARRATT	55 BLAKESLEY ROAD	WIGSTON	LEICESTERSHIRE			LE18 3WD	268
EMMA LOUISE	GAZEY	12 HERON STREET	HERON CROSS		STOKE ON TRENT		ST4 3AS	53
THOMAS	GIBBONS	15 RAYMOND AVE	NETHERTON	LIVERPOOL			L30 1PB	268
JACQUELINE ANN	GIBBS	33 SEDBURGH AVENUE	OLD ROAD	LIVERPOOL	MERSEYSIDE		L10 3JU	107
PETA ELIZABETH	GIBSON	6 LUDLAM CLOSE	COUNTESTHORPE	LEICESTER	LEICESTERSHIRE		LE8 5BY	537
STUART ALEXANDER	GIBSON	70 BALMORAL DRIVE	SOUTHPORT	MERSEYSIDE			PR9 8QF	161
STEPHEN JERROD	GILL	19 CHURCHILL DRIVE	LEICESTER FOREST EAST	LEICESTER			LE3 3QB	53
VICTORIA JANE	GILLIES	35 HOLMVILLE ROAD	BEBINGTON	WIRRAL	MERSEYSIDE		L63 2PU	537
ALEXANDER RUARAIDH	GILLIES	35 HOLMVILLE ROAD	WIRRAL	MERSEYSIDE			CH63 2PU	537
MICHAEL	GILROY	16 BURROWS CLOSE	NARBOROUGH	LEICESTER	LEICESTERSHIRE		LE192RG	537
MARGARET MARY	GLENCROSS	40 LAMBERTON AVENUE	STIRLING				FK7 7TT	161
ELAINE RUTH	GLITHERO	APARTMENT 27	MAXIM 28	21 LIONEL STREET	BIRMINGHAM		B3 1AT	268
ADAM WILLIAM	GLITHERO	27 'MAXIM 28'	21 LIONEL STREET	BIRMINGHAM			B3 1AT	402
CAROL LYNN	GLOVER	273 CHURCH ROAD	ST ANNES-ON-SEA	LANCS			FY8 3NP	537
SUSAN	GLOVER	141 SOUTH MEADE	GREEN PARK	MAGHULL	LIVERPOOL	MERSEYSIDE	L31 8EQ	268
SIMON BARRY	GLOVER	85 ROSEBANK ROAD	COUNTESTHORPE	LEICESTER	LEICESTERSHIRE		LE8 5YA	375
DEBORAH	GOODHEW	40 MORRIS CLOSE	BOUGHTON MONCHELSEA	MAIDSTONE	KENT		ME17 4UU	107
BARRY REX	GOODMAN	36 KNIGHTS CRESCENT	CLYST HEATH		EXETER	DEVON	EX2 7TG	537
RICHARD JAMES	GORDON	6 ST CATHERINES CLOSE	BURBAGE	HINCKLEY			LE10 2QD	429
MARGARET	GOSLING	1 MILL LANE	BUTTERWICK		BOSTON	LINCOLNSHIRE	PE22 0JE	161
JACQUELINE ELAINE	GRAHAM	11 VICTORIA TERRACE	RAINHILL	MERSEYSIDE			L35 0LH	161
STEPHEN	GRANT	58 RIVINGTON DRIVE	BURSCOUGH	ORMSKIRK			L40 7RP	268

LESLEY	GRANT	3 WOODBURN AVENUE	REDDING	FALKIRK			FK2 9XN	375
NICOLA ELIZABETH	GRATTON	46 ROBY STREET	ST HELENS	MERSEYSIDE			WA10 3JF	53
KEITH WILLIAM	GRAY	1 JERSEY AVENUE	LITHERLAND	LIVERPOOL			L21 9LA	805
MARK ANTHONY RICHARD	GRECH	5 FOXGLOVE CLOSE	ELIOT GARDENS	BEDWORTH			CV12 0GH	537
DEBBIE ELAINE	GREEN	60 ROSEMOOR DRIVE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 9XQ	161
MARK	GREEN	FLAT 5	39 MELTON ROAD	BARROW ON SOAR	LEICESTERSHIRE		LE12 8NS	268
CHRISTINE MARIE	GREEN	131 COOMBE RISE	OADBY	LEICESTER	LEICESTERSHIRE		LE2 5TZ	107
JANE	GREEN	11 HARRISMITH ROAD	FAZAKERLEY	LIVERPOOL	MERSEYSIDE		L10 9LP	134
ROBERT JOHN	GREEN	8 GUINEVERE DRIVE	SOUTH ELMSALL	PONTEFRACT	WEST YORKSHIRE		WF9 2WB	537
MARK DAVID	GREEN	40 LAMBERT ROAD	LEICESTER	LEICESTERSHIRE			LE3 2AG	268
CASSIE ALEXANDRA	GREEN	11 STUART ROAD	AYLSHAM	NORWICH	NORFOLK		NR11 6HN	134
LINDA MAY	GREENALL	17 MELLING WAY	WINSTANLEY	WIGAN			WN3 6JB	214
CHRISTOPHER PATRICK	GREENER	66 WINDSOR ROAD	FORMBY	LIVERPOOL	MERSEYSIDE		L37 6DZ	805
CAROL LESLEY	GREENHALGH	9 DALBY CLOSE	GLADE HILL	ISLAND BROW	ST HELENS		WA11 9YA	268
MARTYN	GREENWOOD	LONGEAVES	ST PETERS ROAD	ARNESBY	LEICESTER		LE8 5WJ	805
PETER ARTHUR	GREENWOOD	6 ESKDALE CLOSE	FORMBY	LIVERPOOL	MERSEYSIDE		L37 2YR	1342
KAREN	GREGORY	67 THE MOORINGS	LYDIATE	MERSEYSIDE			L31 2PR	268
VICKY	GREGORY	233 WHELLEY	WIGAN	LANCASHIRE			WN2 1DA	53
MARY	GRIBBON	107 THE AVENUE	ALWOODLEY	LEEDS	WEST YORKSHIRE		LS17 7NY	268
ANDREW PAUL	GRIFFIN	53 PARK ROAD	WIGSTON	LEICESTERSHIRE			LE18 4QD	402
JANICE	GRIFFIN	14 WESTRAY DRIVE	HINCKLEY	LEICESTERSHIRE			LE10 0TL	268
MICHAEL	GRIFFITHS	104 FAIRSTONE HILL	OADBY	LEICESTER			LE2 5RJ	1074
DAVID ALAN	GRIFFITHS	259 BOLTON ROAD	ASHTON-IN-MAKERFIELD	WIGAN	LANCASHIRE		WN4 8TG	1342
MAX	GRIFFITHS	19 BOUNDARY LANE	DICKENS HEATH	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 1TX	1342
JENNY	GRIFFITHS	16 WHIMBERRY WAY	WITHINGTON	MANCHESTER			M20 4SG	268
JOHN SKENE	GRIFFITHS	259 BOLTON ROAD	ASHTON-IN-MAKERFIELD		WIGAN	LANCASHIRE	WN4 8TG	1342
BRYAN	GROSE	FLAT 9 BERKLEY COURT	HERMES PLACE	ILCHESTER	YEOVIL	SOMERSET	BA22 8JU	107
KEITH LAWRENCE	GROVES	26 SANDY ROAD	NORTON	STOURBRIDGE	WEST MIDLANDS		DY8 3AH	805
EDWARD ARTHUR	GRUMMITT	24 ROSEBANK ROAD	COUNTESTHORPE	LEICESTER			LE8 5QY	268
DOMINIC ALLAN	HALDANE	26 NOTTINGHAM ROAD	ASHBY-DE-LA-ZOUCH				LE65 1DQ	1342
RICHARD	HALES	24 SANDSTONE DRIVE	WHISTON	PRESCOT	MERSEYSIDE		L35 7NJ	268
TIMOTHY JAMES	HALL	52 BROOKE ROAD EAST	WATERLOO	LIVERPOOL	MERSEYSIDE		L22 2AW	268
YVONNE MIRIAM	HALL	8 SUNDEW CLOSE	OFF ORREL LANE	LIVERPOOL	MERSEYSIDE		L9 8ES	134
SALLY	HALL	11 THE PADDOCK	STOKESLEY		MIDDLESBROUGH		TS9 5PN	268
MARGERY	HALLIDAY	583 UPPINGHAM ROAD	LEICESTER				LE5 6QA	268
JEAN	HALLIGAN	3 HENRIETTA GROVE	BIRCH RISE	PRESCOT	MERSEYSIDE		L34 1PZ	161
BARBARA	HAMILTON	2 ANSTEY ROAD	STONEYCROFT	LIVERPOOL	MERSEYSIDE		L13 5UP	134
CLIFFORD ROBERT	HAMILTON	16 HARTDALE ROAD	THORNTON	LIVERPOOL	MERSEYSIDE		L23 1TA	161
GILLIAN DOROTHY	HANCORN-MILLS	THE BARE	PRESTON-ON-WYE	HEREFORDSHIRE			HR2 9JS	429
LEE SIMON	HANSEN	26 GLASLYN WAY	WALTON	LIVERPOOL	MERSEYSIDE		L9 1HQ	214
RICHARD MARK	HANSFORD	RUSSET HOUSE	4 THE ORCHARD	SIBBERTOFT	LEICESTERSHIRE		LE16 9UX	322
PRITHPAL	HANSPAL	21 LANSDOWNE ROAD	BILSTON	WOLVERHAMPTON	WEST MIDLANDS		WV146LL	134
MARC JONATHAN	HARDEN	6 CARR ROAD	BOOTLE	MERSEYSIDE			L20 6EA	268
DARREN KENNETH	HARDING	273 CHURCH HILL RD	SUTTON	SURREY			SM3 8LB	402
NIGEL	HARDMAN	23 ELM AVENUE	UPTON	WIRRAL	MERSEYSIDE		CH494NP	161
IAN JOHN	HARES	23 LITTLETON CLOSE	KENILWORTH	WARWICKSHIRE			CV8 2WA	1342
MAUREEN CATHERINE	HARGREAVES	46 ORRELL ROAD	BOOTLE	MERSEYSIDE			L20 6DY	805
ANDREW JAMES	HARPER	1 DIMPLE VILLAS	DIMPLE LANE	CRICH	MATLOCK	DERBYSHIRE	DE4 5BQ	537
ANGELA JANE	HARPER	53 LANCASTER GARDENS	AYSHAM	NORFOLK			NR11 6LB	134
DONNA MARIA	HARRICKIE	5 DORSET AVENUE	AINSDALE	SOUTHPORT	MERSEYSIDE		PR8 3SW	537
SUSAN EMMA	HARRIS	122 RAVENHURST ROAD	LEICESTER				LE3 2PU	268
LINDSEY JUNE	HARRIS	6 TRENDLE ROAD	NEWBARN PARK	TAUNTON	SOMERSET		TA1 4NB	161
KATHLEEN	HARRIS	112 BEATRICE STREET	BOOTLE	MERSEYSIDE			L20 2EH	268
GWEN LORRAINE	HARRIS	91 HIGHFIELD ROAD	WILLESBOROUGH	ASHFORD	KENT		TN24 0JT	322
ALAN DAVID	HARRIS	20 RAINBOW DRIVE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 1BZ	537
SARAH ELIZABETH	HARRIS	9 WOODSIDE	BARNHAM	BOGNOR REGIS	WEST SUSSEX		PO22 0HZ	134
EMMA JANE	HARRIS	64 MAYFIELD AVENUE	THATTO HEATH	ST HELENS	MERSEYSIDE		WA9 5EH	268
MARY ANNE	HARRISON	SYCAMORE HOUSE	ESTCOURT ROAD	DARRINGTON	PONTEFRACT	WEST YORKSHIRE	WF8 3AN	537
JAMES	HARTLES	14 RODMELL ROAD	WALTON	LIVERPOOL	MERSEYSIDE		L9 9AH	268
JOAN ROBERTA	HARTLEY	107 SONNING AVENUE	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 9JQ	268
GERARD FRANCIS	HARTNETT	9 BRIDGE FARM DRIVE	LIVERPOOL				L31 9AL	537
MOHAMMED SUFDAR	HASSAN	62 DAWLISH ROAD	SELLY OAK	BIRMINGHAM			B29 7AE	268
KAREN MICHELLE	HASTINGS	83 DEMESNE ROAD	HOLYWOOD	CO DOWN			BT18 9EY	1342
ANDREA LORRAINE	HAWES	HAWKSBILL	MORLEY LANE	BICKER	BOSTON	LINCOLNSHIRE	PE20 3DP	161
JEANETTE	HAWKER	31 NARBOROUGH ROAD SOUTH	LEICESTER				LE3 2HA	214

MARK COLIN	HAWORTH	FLAT 4	THE PICK BUILDING	WELLINGTON STREET	LEICESTER	LEICESTERSHIRE	LE1 6HB	1342
DIANE MARIE	HAXBY	38 WESTBURY PLACE NORTH	HUNSLET	LEEDS			LS10 3DE	214
HELEN JENNIFER	HAYES	21 MARIGOLD CLOSE	HORSFORD	NORWICH	NORFOLK		NR103SN	161
RACHAEL CLAIRE	HAYWARD	14 HOLLY DRIVE	LUTTERWOTH	LEICESTERSHIRE			LE17 4RG	107
RICHARD BENJAMIN	HEALD	7 BRIERS CLOSE	NARBOROUGH	LEICESTER			LE19 2RB	134
ELIZABETH LOUISE	HEARNE	16 OAKFIELD AVENUE	GLENFIELD	LEICESTER	LEICESTERSHIRE		LE3 8HG	268
PHILIP JOHN	HEMSLEY	57 SANDY LANE	HUCKNALL	NOTTINGHAM			NG15 7GN	53
JOANNE	HEWITT	31 GOLDEN HILL LANE	WYCHWOOD VILLAGE	WESTON	CREWE	CHESHIRE	CW2 5SG	107
DARREN JAMES	HICKMAN	2 COVERDALE ROAD	WIGSTON	LEICESTERSHIRE			LE18 3RY	537
NEIL JOHN	HIGHAM	39 MOTHERWELL CRESCENT	SOUTHPORT	MERSEYSIDE			PR8 5LT	1342
JENNIFER MARGARET	HIGHAM	39 MOTHERWELL CRESCENT	SOUTHPORT	MERSEYSIDE			PR8 5LT	1342
PETER JAMES	HIGSON	BYRON COTTAGE	174 WEST PRINCES STREET	HELENSBURGH			G84 8EY	134
CAROL ANN	HILL	1 KENTS BANK	WEST DERBY	LIVERPOOL	MERSEYSIDE		L12 0HH	268
DAVID JOHN	HILL	25 THE OAKS	CHORLEY	LANCASHIRE			PR7 3QT	805
HELEN REBECCA	HINE	2 WREN CLOSE	APPLEBY MAGNA	SWADLINCOTE	DERBYSHIRE		DE12 7BD	402
LYNDA DENISE	HINES	14 ASHBY LANE	BLACKFORDBY	SWADLINCOTE	DERBYSHIRE		DE11 8AF	537
NEIL STEVEN	HOLDER	162 KINGSWAY	NARBOROUGH ROAD SOUTH	LEICESTER	LEICESTERSHIRE		LE3 2LB	671
KATHRYN HELEN	HOLLEYHEAD	124 WHITE LEE ROAD	BATLEY	WEST YORKSHIRE			WF17 8AH	268
MAUREEN	HOLMES	27 ORIEL DRIVE	OLD ROAN	LIVERPOOL	MERSEYSIDE		L10 3JL	805
DESMOND	HOLMES	44 SYLVAN STREET	LEICESTER				LE3 9GT	429
LISA ANN-MARIE	HOLNESS	85 MILTON STREET	PENSNETT	BRIERLEY HILL	WEST MIDLANDS		DY5 4HX	241
DAWN ELIZABETH	HOPKINS	1 SWAN CLOSE	MOUNTSORREL	LOUGHBOROUGH	LEICESTERSHIRE		LE12 7FW	268
JANETTE DAWN	HORRIGAN	8 PENFOLD	MAGHULL	LIVERPOOL			L31 6AL	402
LOUISE CATHERINE	HOWARTH	2 BROUGHTON LANE	LEIRE	LUTTERWORTH	LEICESTER		LE17 5HA	805
LYNN SUSAN	HOWE	1 JACQUES CLOSE	ENDERBY	LEICESTER	LEICESTERSHIRE		LE194RW	268
JEAN MARIE	HUDSON	4 BECHERS ROW	AINTREE CHASE	LIVERPOOL	MERSEYSIDE		L9 4SG	322
LEE MICHELLE MC	HUGH	11 ROSEWORTH AVENUE	ORRELL PARK	AINTREE	MERSEYSIDE		L9 8HG	161
JOHN	HUGHES	107A LATIMER STREET	KIRKDALE	LIVERPOOL	MERSEYSIDE		L5 2RF	375
GILLIAN ELIZABETH	HUGHES	115 PRIORY ROAD	ANFIELD	LIVERPOOL			L4 2SG	268
JOHN HARRY	HULME	27 WEST MEADE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 8DD	402
TREVOR	HULME	511 LIVERPOOL ROAD	SOUTHPORT				PR8 3BL	268
IAN	HUMPHREYS	15 BATHGATE WAY	LIVERPOOL	MERSEYSIDE			L33 1EH	268
IAN JOHN	HUMPHREYS	30 FERNBANK DRIVE	NETHERTON	LIVERPOOL	MERSEYSIDE		L30 7RG	537
CATHERINE LYNN	HUNTER	67 STATION ROAD	IBSTOCK	LEICESTERSHIRE			LE67 6JL	429
DIANE JEAN	HUNTINGTON	42 BARKBYTHORPE LANE	THURMASTON	LEICESTERSHIRE			LE4 8GP	805
ROGER OWEN	HUSSEY	86 MELLOR BROW	MELLOE	BLACKBURN			BB2 7EX	402
LESLIE DAVID	HUYTON	139 ARMADALE ROAD	LADYBRIDGE	BOLTON	LANCASHIRE		BL3 4UN	1342
HOWARD JAMES	IBBOTSON	17 REMBRANDT AVENUE	TINGLEY	WAKEFIELD	WEST YORKSHIRE		WF3 1UF	402
CLAIRE	IRELAND	44 LINCOLN DRIVE	ASHTON-IN-MAKERFIELD		WIGAN		WN4 9HT	107
SHAKILA	ISMAIL	1 KINGSWAY ROAD	LEICESTER				LE5 5TL	53
KEITH WILLIAM	ISSITT	88 ST DENYS ROAD	EVINGTON	LEICESTER			LE5 6FF	268
MICHAEL BROWN	JACK	STOKES HOUSE	NETHER GREEN	GREAT BOWDEN	MARKET HARBOROUGH	LEICESTERSHIRE	LE16 7HF	671
MARTYN DEAN	JACKSON	198 RUGBY ROAD	MILVERTON	LEAMINGTON	SPA		CV32 6DU	268
ANNE MAUREEN	JACQUES	64 STAPLETON ROAD	FORMBY	LIVERPOOL	MERSEYSIDE		L37 2YT	1342
JAMES IAN	JAMIESON	LYNDENE	87 MOSS LANE	BURSCOUGH	LANCASHIRE		L40 4AR	161
DIPTI	JANI	11 THE MALTINGS	OFF HERITAGE WAY	EAST HAMILTON	LEICESTER		LE5 1QH	268
MARK PETER	JARRETT	32 ALTON CLOSE	HIGHTOWN	MERSEYSIDE			L38 9GE	268
PATRICIA MARY	JEFFERS	3 MAYPOLE COURT	SCHOOL LANE	KNOWSLEY VILLAGE	KNOWSLEY		L34 9BD	322
LOUISE	JENNINGS	195 COUNTY ROAD	ORMSKIRK	LANCASHIRE			L39 3LU	268
RIMA	JOGIA	5 STOUGHTON CLOSE	OADBY		LEICESTER		LE2 4DT	1342
RANJIT KAUR	JOHAL	10 TIBBERTON CLOSE	MERRYHILL	WOLVERHAMPTON			WV3 7JW	268
CHRISTINA LOUISA	JOHNCOCK	23 WILMINGTON COURT ROAD	WILMINGTON	DARTFORD	KENT		DA2 7AT	537
JANET MARY	JOHNSON	8 HEYCOCK CLOSE	FLECKNEY	LEICESTER	LEICESTERSHIRE		LE8 8UH	805
ROSEMARY ANN	JOHNSON	21 SOMERBY ROAD	THURNBY	LEICESTER	LEICESTERSHIRE		LE7 9PR	107
RICHARD	JOHNSON	16 PELLS CLOSE	FLECKNEY	LEICS			LE8 8TJ	161
DEBRA	JOHNSON	48 WATER STREET	THORNTON	LIVERPOOL	MERSEYSIDE		L23 1TD	1342
CLAIRE LOUISE	JOHNSON	113 ASH GROVE	KILLAY	SWANSEA			SA2 7RA	187
JOANNA	JOHNSON	11A VICTORIA STREET	NARBOROUGH	LEICESTER	LEICESTERSHIRE		LE19 2DQ	268
KEITH	JOHNSON	21 SOMERBY ROAD	THURNBY	LEICESTER			LE7 9PR	107
NEIL	JOHNSON	12 KEEPERS CLOSE	MOIRA	SWADLINCOTE	DERBYSHIRE		DE12 6DB	1342
GILLIAN	JOHNSON	8 VALE LODGE	WALTON	LIVERPOOL	MERSEYSIDE		L9 1LR	53
MARGARET JOYCE	JOHNSTON	7 THE ASH	COOLREAGHS ROAD	COOKSTOWN	TYRONE		BT80 8TR	322
LYNNE	JOHNSTON	151 EATON ROAD NORTH	WEST DERBY	LIVERPOOL			L12 5HY	268
STEPHEN EDWARD	JONES	17 BARKELEY DRIVE	SEAFORTH	LIVERPOOL			L21 4LX	107
DOREEN	JONES	31 DOWNSIDE CLOSE	BOOTLE	MERSEYSIDE			L30 5QX	537

JUDITH	JONES	10 WILLOW CLOSE	DOLWEN ROAD	OLD COLWYN	COLWYN BAY	CLWYD	LL29 8YL	134
ANDREW WILLIAM	JONES	15 TOWCESTER STREET	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 8JG	107
CLAIRE MARIE	JONES	47 HOWARD MEWS	NORWICH				NR3 4JU	214
TIMOTHY DAVID	JONES	5 STEWART CLOSE	BRANSTON	BURTON-UPON-TRENT	STAFFORDSHIRE		DE14 3GY	1342
ANNETTE MICHELLE	JONES	10 PIPISTRELLE WAY	OADBY	LEICESTER			LE2 4QA	214
PAMELA	JONES	67 OAK ROAD	HUYTON	LIVERPOOL	MERSEYSIDE		L36 5XZ	161
JUNE WENDY	JONES	31 BEVERLEY ROAD	WALLASEY	MERSEYSIDE	MERSEYSIDE		CH45 6XL	402
GEORGINA	JONES	37 PAIGNTON ROAD	WALLASEY	CHESHIRE			CH45 6TS	268
JAYESH	KACHHELA	82 ARBOUR ROAD	LEICESTER				LE4 6QA	1342
JACQUELINE MARIE	KEADY	20 FRANCIS DARWIN COURT	CAMBRIDGE				CB4 3HA	107
SARA LOUISE	KEENS	20 WARNER ROAD	WARE	HERTS			SG12 9JL	134
PETER THOMAS	KEIGHLEY	35 VICTORIA MILLS	HOLMFIRTH				HD9 2TP	1342
CHRISTOPHER JOHN	KELLY	32 BARCOMBE ROAD	HESWALL	WIRRAL	MERSEYSIDE		CH60 1UZ	161
CHRISTINE	KELLY	225 DEYES LANE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 9AN	537
ZOE RACHEL	KEMP	6 SYCAMORE CLOSE	RETFORD	NOTTINGHAMSHIRE			DN22 7JP	268
JILL	KEMPSTER	35 BEECHBROOKE	RYHOPE	SUNDERLAND			SR2 0NZ	134
TOM	KENDALL	20 HIGH STREET	HUSBANDS BOSWORTH	LUTTERWORTH			LE17 6LH	537
LISA MICHELLE	KENNY	182 NORTON LEYS	HILLSIDE ESTATE	RUGBY	WARWICKSHIRE		CV22 5RY	375
LYNN CATHERINE	KENWRIGHT	5 EWART ROAD	BOWRING PARK	LIVERPOOL			L16 2LH	161
CHERYL	KENYON	11 SUNNINGDALE CLOSE	PLAS GOULBOURNE	WREXHAM			LL13 9QU	268
GILLIAN KAY	KERSHAW	16 FOREST VIEW	SHAWCLOUGH	ROCHDALE	LANCASHIRE		OL12 6HF	268
SUSAN ELIZABETH	KETTELL	23 LEA CLOSE	BROUGHTON ASTLEY	LEICESTERSHIRE			LE9 6NW	134
CAROL ROSINA	KETTLE	9 BEECH CLOSE	MARKFIELD	LEICESTER	LEICESTERSHIRE		LE67 9RT	402
BRIAN JOHN	KEY	4 FRIARY GARDENS	NEWPORT PAGNELL	BUCKINGHAMSHIRE			MK16 0JZ	268
MARK ANDREW	KILGANNON	50 THE LINKS	NEW MOSTON	MANCHESTER			M40 3NU	161
SUSAN ELIZABETH	KILPATRICK	8 GRANARY WAY	SEFTON STREET	MERSEYSIDE			L3 4DY	268
TRACEY MICHELLE	KING	3 THE ROOKERY	HEATHER	LEICESTERSHIRE			LE67 2RP	161
ANDREW RICHARD	KING	174 ABBEY LANE	LEICESTER				LE4 0DA	134
STUART THOMAS	KING	FLAT 36	MINSTER COURT	22 YORK ROAD	LEICESTER		LE1 5TS	187
STEVEN BRUCE	KING	108 CLAREMONT ROAD	SEAFORTH	LIVERPOOL			L21 1JG	268
LISA ANN	KINGSMILL	MITCHOGEN	16 KINGSWAY	NORTH WALSHAM	NORFOLK		NR28 0HP	53
KAREN	KNAPPER	8 MERINO CLOSE	LIGHTWOOD	STOKE ON TRENT			ST3 4TT	537
MARGARET ANN	KUGIELEWICZ	7 WALSINGHAM CRESCENT	LEICESTER FOREST EAST	LEICESTER			LE3 3GP	268
PAUL ENRIQUE	KWAI	17 STRATHMORE DRIVE	LIVERPOOL				L23 0RA	107
MOIRA JILL	LACEY	6 SPRUCE AVENUE	LOUGHBOROUGH	LEICESTERSHIRE			LE11 2QW	161
SANJAY	LADVA	4 SUNDEW ROAD		EAST HAMILTON	LEICESTER	LEICESTERSHIRE	LE5 1SY	1342
CHRISTINE	LAIDLER	12 HIGHCROFT AVENUE	OADBY	LEICESTER	LEICESTERSHIRE		LE2 5UG	134
GAYNOR SUSAN	LAKIN	80 FARRIER LANE	BEAUMONT LEYS	LEICESTER			LE4 0WA	107
KAREN PATRICIA	LALLY	90 SCARISBRICK DRIVE	NORRIS GREEN	LIVERPOOL			L11 7DD	107
CAROLE ANN	LANCASTER	43 UPPER MAIN STREET	UPPER BENEFIELD		PETERBOROUGH	CAMBRIDGESHIRE	PE8 5AN	1342
MARILYN ELIZABETH	LANGDELL	LONGMEADOW	COOMBE ROAD	SHALDON	TEIGNMOUTH	DEVON	TQ14 0EX	161
BRIAN	LATHAM	12 OAK STREET	BOOTLE	LIVERPOOL	MERSEYSIDE		L20 3JY	268
STEVEN PAUL	LAVERY	26 HORNCHURCH DRIVE	CHORLEY	LANCASHIRE			PR7 2RJ	912
ANGELA IRENE	LAW	45 GRAMPIAN ROAD	TORRY	ABERDEEN	GRAMPIAN		AB11 8ED	268
PAULINE	LAWLEY	1 STICKETTS COTTAGES	STEEDS LANE	KINGSNORTH	ASHFORD	KENT	TN26 1NH	1342
TERESA	LAWSON	46 WINDSOR ROAD	FORMBY	LIVERPOOL	MERSEYSIDE		L37 6DY	537
DAVID JOHN	LAWTON	FLAT 5	26 WELD ROAD	BIRKDALE	SOUTHPORT		PR8 2DL	268
LOUISE JANE	LEAK	50 CHERRYBROOK CLOSE	ANSTEY HEIGHTS	LEICESTER			LE4 1EH	80
KATHRYN DIANE	LEE	3 CORNMILL LANE	LIVERSEDGE	WEST YORKSHIRE			WF15 7DT	268
NEVILLE WILLIAM	LEE	17 THATCHER CLOSE	BEAUMONT LEYS			LEICESTERSHIRE	LE4 0WE	161
ANITA	LEECH	86 CLAREMOUNT ROAD	WALLASEY				CH45 6UE	214
DONNA MARIE	LEECH	MANNVILLE HOUSE	6 YEW TREE CLOSE	WILLOUGHBY WATERLEYS	LEICESTERSHIRE		LE8 6BU	1342
LLOYD MARK	LEWIS	12 MEADOWAY	TARLETON	PRESTON			PR4 6NA	537
FRANCIS	LEWIS	1 STOCKLEY CRESCENT	BICKERSTAFFE	ORMSKIRK	LANCASHIRE		L39 0ED	392
DEBRA JAYNE	LEWIS	98 THE MARION WAY	NETHERTON	LIVERPOOL	MERSEYSIDE		L30 3TG	107
BARBARA	LEYLAND	6 TARN ROAD	FORMBY	MERSEYSIDE			L37 2JZ	107
ROBERT WILLIAM	LIGHTFOOT	19 BROOKLYN DRIVE	GREAT SUTTON	ELLESMERE PORT	CHESHIRE		CH65 7EF	537
IAN	LINGHAM	17 BANASTRE DRIVE	NEWTON-LE-WILLOWS	ST HELENS	MERSEYSIDE		WA12 8BE	1342
ANN MARIA	LINNETT	54 WINSLOW DRIVE	WIGSTON	LEICESTER			LE18 3QG	537
ODETTE JOAN	LITTLER	9 EATON STREET	WALLASEY	MERSEYSIDE			CH44 1BT	214
JANET	LLOYD	3 WORROW CLOSE	WEST DERBY	LIVERPOOL	MERSEYSIDE		L11 9AD	537
GEOFFREY SINCLAIR	LLOYD	3 GRAFTON DRIVE	AINSDALE	SOUTHPORT	MERSEYSIDE		PR8 2RW	537
STEPHEN MARK	LOMAS	10 BREWARD WAY	MELTON MOWBRAY	LEICESTERSHIRE			LE13 1EB	268
CHRISTOPHER MARK	LONG	18 WYSEMEAD	HORLEY	SURREY			RH6 9XX	1342
STEPHEN RICHARD	LORD	46 KINGSWOOD AVENUE	WATERLOO	LIVERPOOL	MERSEYSIDE		L22 4RL	569

EMMA JANE	LOVATT	SALLYANNA HOUSE	SAGESTON	TENBY	PEMBROKESHIRE		SA70 8SQ	161
SHEILA MARGARET	LOVELADY	34 BURDETT STREET	AIGBURTH	LIVERPOOL	MERSEYSIDE		L17 7AT	268
NORMA	LOVETT	14 HOMESTEAD CLOSE	COSSINGTON	LEICESTER	LEICESTERSHIRE		LE7 4UN	214
SARAH MARGARET	LOWDON	1 SAWBRIDGE CLOSE	ELLISTOWN	COALVILLE	LEICESTERSHIRE		LE67 1DH	107
JULIE DIANE	LOWE	4 GAINSBOROUGH AVENUE	HOLLY LODGE	HINCKLEY	LEICESTERSHIRE		LE100JB	161
JAMES PETER	LOWE	70 OBAN STREET	NEWFOUNDPOOL	LEICESTER			LE3 9GA	107
SARAH JOY	LOWES	43 GEVEZE WAY	BROUGHTON ASTLEY	LEICESTERSHIRE			LE9 6HJ	107
JULIA	LUCAS	5 KESWICK CLOSE	ST NICHOLAS PARK	NUNEATON	WARWICKSHIRE		CV11 6ER	537
WENDY JAYNE	LUCZYWO	36 MAIN STREET	NAILSTONE	NUNEATON	WARWICKSHIRE		CV13 0QE	1181
ZAHIR	LUNAT	73 PURWELL HALL ROAD	BATLEY	WEST YORKSHIRE			WF17 7NL	1074
LESLEY ANN	LYNN	12 WENTWORTH DRIVE	LOWRY HILL	CARLISLE	CUMBRIA		CA3 0PW	134
JANET	LYON	17 TRENT CLOSE	RAINHILL	PRESCOT	MERSEYSIDE		L35 9LD	268
ROGER KEITH	MACARTHUR	INISHAIL 3A PALM GROVE	OXTON	BIRKENHEAD		MERSEYSIDE	CH431TE	268
KAREN	MACCOLL	9 MONKOE CLOSE	MARKET HARBOROUGH	LEICESTER			LE16 7QN	537
JAMES ROBERT	MACDONALD	97 PILGRIMS ROAD			HALLING	KENT	ME2 1HW	537
LESLEY CHRISTINE	MACE	66 HANGLETON ROAD			HOVE	EAST SUSSEX	BN3 7GF	80
MARIA	MAGUIRE	KNOLL BROOK COTTAGE	LIVERPOOL ROAD	BICKERSTAFFE	LANCASHIRE		L39 0EF	161
CHRISTOPHER	MAGUIRE	26 CYPRIANS WAY		NETHERTON	BOOTLE	MERSEYSIDE	L30 3SJ	268
THERESA ELIZABETH	MAHER	20 VAUX CRESCENT	BOOTLE	MERSEYSIDE			L20 0AW	214
DAMYANTI	MAISURIA	22 HARRISON ROAD	LEICESTER				LE4 6BQ	268
STEPHEN THOMAS	MAJOR	99 DALE ROAD	SWANLAND	NORTH FERRIBY	EAST YRKSHIRE		HU14 3QH	161
MICHELLE LORRAINE	MALONE	10 TURNBERRY DRIVE	WENTWORTH PARK	HEREFORD			HR1 1LP	268
NORAH	MALONEY	22 LEISON STREET	LIVERPOOL	MERSEYSIDE			L4 1YD	912
JUNE MARIE	MANOCK	40 KENILWORTH DRIVE	HINDLEY	WIGAN			WN2 4PQ	268
ANDREW BRIAN	MARRIOTT	96 BRIARMEADS	OADBY	LEICESTER	LEICESTERSHIRE		LE2 5WD	322
SARAH JOANNE	MARSHALL	19 SANDRINGHAM GARDENS	FISHTOFT	BOSTON	LINCOLNSHIRE		PE21 9QA	1342
LORRAINE ELIZABETH	MARSHALL	35A ABBEY PARK ROAD	GRIMSBY	NORTH EAST LINCS			DN32 0HS	268
ANNETTE ALLISON	MARTIN	7 FLORA STREET	BEERSBRIDGE ROAD	BELFAST	ANTRIM		BT5 4SN	134
NORAH	MARTIN	7 MIDDLEWOOD	SKELMERSDALE	LANCASHIRE			WN8 6SR	161
PETER DAMIEN	MARTIN	27 MEADOW LANE	WEST DERBY	LIVERPOOL	MERSEYSIDE		L12 5EA	537
DEBORAH ANN	MARTIN	36 DUNSTAL FIELD	COTTENHAM	CAMBRIDGE			CB4 8UH	268
JOAN	MASON	41 ELMAR ROAD	LIVERPOOL	MERSEYSIDE			L17 0DA	805
NEIL NORMAN	MATTACK	27 HIGHFIELD ROAD	ORMSKIRK	LANCASHIRE			L39 1NP	1342
LYNSEY YVONNE	MATTHEWS	12 LANESBOROUGH DRIVE	THURCASTON	LEICESTER			LE7 7JT	939
ELIZABETH MARION	MATTHEWS	22 CLARENDON GROVE	LYDIATE	LIVERPOOL	MERSEYSIDE		L31 4SP	268
FIONA BEVERLEY	MAUND	NORTH BRAESIDE	ABERCHIRDER	HUNTLY	ABERDEENSHIRE		AB54 7SB	26
JOAN	MAWDSLEY	25 SANDFORD DRIVE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 0AL	1074
GEORGE	MAXWELL	15 WILLSFORD AVENUE	MELLING	LIVERPOOL	MERSEYSIDE		L31 1JN	161
KARIN TERESA	MAYOR	35 CLOVELLY DRIVE	NEWBURGH	LANCASHIRE			WN8 7LY	268
SCOTT ANDREW	MCAULEY	22 LONGTON DRIVE	FRESHFIELD	MERSEYSIDE			L37 7EU	590
SUSAN	MCBRIDE	46 STANLEY GARDENS	ORRELL PARK	LIVERPOOL		MERSEYSIDE	L9 3AR	537
ANTHONY PHILIP	MCCALL	4 POPLAR GROVE			PRESCOT		L35 5AZ	80
HILARY ELIZABETH	MCCANN	9 STONEYHURST AVENUE	AINTREE	LIVERPOOL		MERSEYSIDE	L10 2JS	268
ROBERT	MCCARTHY	17 MARSTON WAY	HEATHER	LEICESTER			LE67 2RR	268
FRANCES CAROL	MCCLEAN	6 SHOP LANE	MAGHULL	MERSEYSIDE			L31 7BZ	268
SUZANNE	MC-COLL	9 SEDDON CLOSE	ECCLESTON	ST HELENS	MERSEYSIDE		WA10 5AG	537
COLLETTE	MCCOMBE	10 CLAREMONT AVENUE	MAGHULL			MERSEYSIDE	L31 8AJ	134
SARAH	MCCOWAN	50 STONYFIELD	SEFTON	LIVERPOOL			L30 0QS	53
HELEN ELIZABETH	MCDERMOTT	12 MANSFIELD AVENUE	QUORN	LOUGHBOROUGH	LEICESTERSHIRE		LE12 8BD	537
JOHN PATRICK	MCDERMOTT	20 AMBLESIDE ROAD	FLIXTON	MANCHESTER			M41 6PH	214
ALISON JANE	MCDONNELL	40 VERMEER CRESCENT	SHOEBURYNESS	ESSEX			SS3 9TJ	268
DAVID IAN	MCEGAN	70 AMANDA ROAD	RAINHILL	PRESCOT	MERSEYSIDE		L35 8PR	456
CAROLE MARY	MCEWAN	8 KENILWORTH ROAD	SOUTH WIGSTON	LEICESTER	LEICESTERSHIRE		LE18 4UF	53
STEVEN RICHARD	MCEWEN	35 GLENGATE	SOUTH WIGSTON	LEICESTER	LEICESTERSHIRE		LE18 4SQ	268
SUSAN MARIA	MCGAW	58 IVERNIA ROAD	WALTON	LIVERPOOL		MERSEYSIDE	L4 6TF	805
PETER JOHN	MCGOLDRICK	3 TRAP HILL	FORMBY	LIVERPOOL			L37 2LU	268
RONA MARGARET	MCGREEVY	17 NEW STREET			BLABY	LEICESTERSHIRE	LE8 4GT	80
STEPHEN THOMAS	MCGUFFIE	158 SAXON WAY	LITTLEDALE	KIRBY		MERSEYSIDE	L33 4DQ	268
MARIA ELIZABETH	MCKEEN	19 HAYES DRIVE	MELLING	LIVERPOOL	MERSEYSIDE		L31 1BQ	161
PAULA	MCKENZIE	40 LENTHALL STREET	WALTON	LIVERPOOL	MERSEYSIDE		L4 5TW	268
FIONA	MCLAUGHLAN	33 LOTHIAN CRESCENT	CAUSEWAYHEAD	STIRLING			FK9 5SB	268
GERALDINE	MCLAUGHLIN	88 NEW FIELDS AVENUE	LEICESTER				LE3 1ES	402
SUSAN MARGARET	MCLAVIN	36 HOLT ROAD	BIRSTALL	LEICESTER	LEICESTERSHIRE		LE4 4AP	107
FRANCES CHRISTINE	MCLOUGHLIN	7 LUCIUS CLOSE	ORRELL PARK WALTON	LIVERPOOL	MERSEYSIDE		L9 8EY	1342
STEPHEN	MCMULLEN	15 LEIGHTON AVENUE	MEOLS	WIRRAL	MERSEYSIDE		CH47 0LY	214

JOAN	MCNICHOLL	68 MARINA CRESCENT	NETHERTON	MERSEYSIDE			L30 1RS	161
JANET DOROTHY	MEADOWS	5 THE FIELDINGS	LYDIATE	LIVERPOOL	MERSEYSIDE		L31 2PT	402
COLIN JOHN	MEAGHER	83 CHILDWALL ROAD	LIVERPOOL	MERSEYSIDE			L15 6UW	268
ANITA JOSEPHINE	MERCER	29 BUTTERCUP DRIVE	MOORSIDE	OLDHAM			OL4 2QS	537
NIGEL RALPH	MERRINGTON	19 FLUDES COURT	OADBY	LEICESTER			LE2 4QQ	429
RITA MARY	MEYRICK	OLD CASTLE VIEW	EWYAS HAROLD	HEREFORD			HR2 0EY	456
JOANNE SUSAN	MIDDLETON	20 BARRINGTON CLOSE	WINSTANLEY	WIGAN			WN3 6JU	107
WILLIAM JAMES	MIDGLEY	9 HAWORTH DRIVE	BOOTLE	MERSEYSIDE			L20 6EJ	268
RUTH	MILLAR	4 LEA CROSS GROVE	WIDNES	CHESHIRE			WA8 4FG	429
CLAIRE LOUISE	MILLS	8 GUINEVERE DRIVE	SOUTH ELMSALL	PONTEFRACT	WEST YORKSHIRE		WF9 2WB	214
DEBORAH JAYNE	MILNER	46 KING RICHARDS' HILL	EARL SHILTON	LEICESTERSHIRE			LE9 7EY	107
JOHN P	MIMMS	79 SHAWS ROAD	BIRKDALE	SOUTHPORT	MERSEYSIDE		PR8 4LR	537
VASANTI	MISTRY	62 ROBERTS ROAD	LEICESTER				LE4 5HF	912
PRAKASH	MISTRY	2 ERRINGSTONS CLOSE	GLEN RISE	LEICESTERSHIRE			LE2 4RP	537
MALA JAYESH	MISTRY	35 PEAK HOUSE ROAD	GREAT BARR	BIRMINGHAM			B43 7RY	537
ARVINDA	MISTRY	8 PINEWOOD AVENUE	THURMASTON	LEICESTER	LEICESTERSHIRE		LE4 8HZ	537
SUNAINA	MISTRY	16 PRIORY CLOSE	SYSTON	LEICESTER	LEICESTERSHIRE		LE7 1RY	1342
CATHERINE MARY	MITCHELL	34 BEECHWOOD DRIVE	FORMBY	MERSEYSIDE			L37 2DQ	805
DENISE STEPHANIE	MITCHELL	37 ELMETE AVENUE	SHERBURN IN ELMET	LEEDS			LS25 6EH	268
SHARON ANN	MOLLAND	WEST LODGE HIGHER LANE	FAZAKERLEY	LIVERPOOL	MERSEYSIDE		L9 7AB	268
KARIN PATRICIA	MONCUR	27 HARVESTER WAY	COPY FARM	SEFTON	MERSEYSIDE		L30 7QJ	161
DENISE	MONK	6 HEXTER CLOSE	WHETSTONE	LEICESTER	LEICESTERSHIRE		LE8 6QW	537
JAMES HARRY	MONK	6 HEXTER CLOSE	WHETSTONE	LEICESTER			LE8 6QW	537
PHILIP JOHN	MONKHOUSE	7 CHARTMOUNT WAY	GATEACRE	LIVERPOOL	MERSEYSIDE		L25 5LB	1074
LUCILLE	MONKS	8 BRENTWOOD CLOSE	HIGHTOWN	MERSEYSIDE			L38 9GJ	402
GILLIAN	MONNEY	22 GARNER AVENUE	TIMPERLEY	ALTRINCHAM			WA15 6AG	268
JENNIFER	MOONEY	132 STUART ROAD NORTH			BOOTLE	MERSEYSIDE	L20 9ES	134
STEPHEN PETER	MOORE	101 BALFOUR ROAD	BOOTLE	MERSEYSIDE			L20 4NY	859
JUNE GEORGINA	MOORE	86 PATRICK ALLAN FRASER STREET	ARBROATH	ANGUS			DD11 2LX	268
JOHN CHRISTOPHER	MOORE	8 POPLARS COURT	LEICESTER ROAD	MARKET HARBOROUGH	LEICESTERSHIRE		LE16 7BU	429
JULIE	MORAN	89 ROSSLYN AVENUE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 8AR	187
PAULA	MORETON	8 SWAN CLOSE	SOUTH CHAILEY	EAST SUSSEX			BN8 4AQ	268
KIM LINDSAY	MOREY	8 BUTTERCUP CLOSE	NARBOROUGH	LEICESTER	LEICESTERSHIRE		LE19 3DW	134
JOHN ALAN	MORGAN	7 LYMINGTON GROVE	NETHERTON	BOOTLE	MERSEYSIDE		L30 6YF	322
MICHAEL	MORRIS	51 BEECHWOOD DRIVE	FORMBY	MERSEYSIDE	MERSEYSIDE		L37 2DH	161
TRACY JANE	MORRIS	35 PRINCESS ROAD	MEXBOROUGH	DONCASTER	SOUTH YORKSHIRE		S64 0AW	268
KEVIN IAN	MORRIS	49 COLTBECK AVENUE	NARBOROUGH	LEICESTER	LEICESTERSHIRE		LE19 3EJ	537
JANETTE	MORRISON	344 MILLFIELD HILL	MILLFIELD PARK	ERSKINE	RENFREWSHIRE		PA8 6JN	107
HELEN LOUISE	MORRISON	26 PETWORTH AVENUE	WINSTANLEY		WIGAN		WN3 6JG	1342
PHILIP RICHARD	MOTTRAM	APARTMENT 65	THE RIVERBUILDINGS	26 WESTERN ROAD	LEICESTER		LE3 0GR	268
MAUREEN	MOUNTAINE	29 TREVOR ROAD	ORRELL PARK	LIVERPOOL	MERSEYSIDE		L9 8DY	107
ANDREW MARK	MUDDIMER	44 COVENTRY ROAD	NARBOROUGH	LEICESTERSHIRE			LE19 2GB	537
PATRICIA ISABEL	MUIR	64 WATLING AVENUE	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 9NX	107
JULIE MARIE	MULCAHY	177 CHURCH ROAD	LITHERLAND	LIVERPOOL			L21 7LJ	161
MARY COLETTE	MULGREW	23 CHESTNUT GARDENS	BELFAST				BT14 6LN	322
PAUL	MULLIN	10 BELLEFIELD AVENUE	WEST DERBY	LIVERPOOL	MERSEYSIDE		L12 1LS	537
PATRICIA ANTOINETTE	MULVENNA	6 CROFT ROAD	CARNLOUGH	BALLYMENA	COUNTY ANTRIM		BT44 0EX	859
KERRY LYNN	MUNNS	12 EALHAM CLOSE	WILLESBOROUGH	ASHFORD	KENT		TN24 0UQ	53
MICHAEL FRANCIS	MURPHY	1 ULVERSTON CLOSE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 9BB	537
MOIRA	MURPHY	125 COPY LANE	NETHERTON	MERSEYSIDE			L30 7RF	1342
DENISE	MURRAY	16 BUTTERWICK CLOSE	FOREST TOWN	MANSFIELD	NOTTINGHAMSHIRE		NG19 0QP	429
JEAN	MURRAY	1 JERSEY AVENUE	LITHERLAND	LIVERPOOL			L21 9LA	805
TERESA MARY	MYERS	65 BROOM WAY	NARBOROUGH	LEICESTER	LEICESTERSHIRE		LE19 3RY	402
GEORGINA MARGARET	MYLETT	72 DODDS LANE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 0BE	268
DEBRA ESTHER	NADEN	14 SCHOOL LANE	AINTREE	LIVERPOOL	MERSEYSIDE		L10 8LH	1235
CLARE	NALL	39 KEBLE DRIVE	AINTREE	LIVERPOOL	MERSEYSIDE		L10 3LA	268
ANTHONY PEARCE	NANCARROW	THE COTTAGE	84 WOODHOUSES	BURNTWOOD	STAFFORDSHIRE		WS7 9EJ	1342
JANE ELIZABETH	NEAL	92 ATTFIELD DRIVE	WHETSTONE	LEICESTER	LEICESTERSHIRE		LE8 6NE	483
CHRISTOPHER DAVID	NEALE	4 ASHLEY ROAD	KEYWORTH	NOTTINGHAM			NG12 5FJ	107
RUTH LOUISE	NEEDHAM	17 RUSHBY ROAD	ELLISTOWN	COALVILLE	LEICESTERSHIRE		LE67 1FR	53
MARGARET KATHRYN	NEILL	THE OLD FARMHOUSE	23 BOLTON LANE	HOSE	MELTON MOWBRAY	LEICESTERSHIRE	LE14 4JE	161
LOUISE ANNE	NELSON	110 ST MICHAELS ROAD	CROSBY	LIVERPOOL	MERSEYSIDE		L23 7UW	134
ALISON LOUISE	NICHOLSON	47 SPINNEY HALT	WHETSTONE	LEICESTER			LE8 6HW	268
SAMANTHA ANN	NOAKES	156 BATTLE ROAD	HAILSHAM	EAST SUSSEX			BN27 1UD	537
RACHEL HELEN	NORMAN	14 ALDER CLOSE	LEICESTER FOREST EAST	LEICESTER			LE3 3JW	134

KATHLEEN DORIS	NORTH	78 KENILWORTH ROAD	SOUTH WIGSTON	LEICESTER	LEICESTERSHIRE		LE8 2XS	268
SALLY ANN	NORTHEY	79 RAMSEY GARDENS	MANADON PARK	PLYMOUTH			PL5 3UP	134
MICHELLE	NORWOOD	422 RING ROAD	BEESTON PARK	LEEDS			LS10 4NX	537
MICHAEL ANTHONY	NOWELL	3 HORNBEAM CLOSE	WIRRAL	MERSEYSIDE			CH46 6JD	268
SIMON	NUTTALL	WHITEBRIDGE	ST GEORGES CRESCENT	PORT ERIN	ISLE OF MAN		IM9 6HR	429
EMMA	NUTTMAN	8 THE COPPICE	MIRFIELD				WF14 0PG	537
LESLEY ANN	NWANUFORO	5 ST JOHNS AVENUE	SYSTON	LEICESTER			LE7 2AW	53
MARIA JANE	OAKEY	THYME HOUSE	SCHOOL ROAD	MIDDLETON	KINGS LYNN	NORFOLK	PE32 1SA	429
TERESA ANNE	OATES	19 WHITBY CLOSE	BROUGHTON ASTLEY	LEICESTER	LEICESTERSHIRE		LE9 6SL	134
CHRISTOPHER GORDON	OBERN	10 THE DRIVE	SCRAPTOFT	LEICESTER	LEICESTERSHIRE		LE7 9TH	214
SEAN MARTIN	O'BOYLE	33 MEAD ROAD	LEEDS	WEST YORKSHIRE			LS15 9JR	1342
CARMEL ELIZABETH	O'CONNELL	51 PULLEYS LANE			HEMEL HEMPSTEAD	HERTFORDSHIRE	HP1 2PL	53
ANNE	O'CONNOR	67 BEATRICE STREET	BOOTLE	MERSEYSIDE			L20 2EG	134
MARGARET ANN	O'CONNOR	107 BARLOWS LANE	AINTREE	LIVERPOOL	MERSEYSIDE		L9 9HZ	107
KARAN	O'DEA	137 HIGH STREET	SILVERDALE	NEWCASTLE			ST5 6LR	214
VICTORIA	OFFLANDS	28 PARKER AVENUE	SEAFORTH	LIVERPOOL			L21 1EL	80
PATRICIA	OLDFIELD	22 ORCHARD DALE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 2RJ	161
LYNN HOWAT	OLIVER	12 LONGBRIDGE	WILLESBOROUGH LEES	ASHFORD	KENT		TN24 0TA	537
JEREMY	ONIONS	71 LEICESTER ROAD	GLEN PARVA	LEICESTER			LE2 9HJ	537
MICHELLE SUSAN	OPENSHAW	105 COLLINGWOOD WAY	SPRINGFIELD PARK ESTATE	WESTHOUGHTON	LANCASHIRE		BL5 3TT	268
JACQUELINE	ORD	6 MUSKER STREET	GREAT CROSBY	LIVERPOOL	MERSEYSIDE		L23 0UB	537
JULIE ANNE	ORD	12 WILLOW PARK DRIVE	WIGSTON FIELDS	LEICESTER	LEICESTERSHIRE		LE18 1EB	537
NIGEL TIMOTHY	ORD-SMITH	9 MONROE CLOSE	MARKET HARBOROUGH				LE16 7QN	805
DAVID TERENCE	ORME	45 CORONATION ROAD	LYDIATE	MERSEYSIDE			L31 2NE	537
JOANNE	ORTON	5 COTTAGE FARM CLOSE	LEICESTER				LE3 2XZ	107
RONALD	OSBORN	MILLENNIUM HOUSE	SMEETON ROAD	SADDINGTON	LEICESTER		LE8 0QT	1342
CHARLOTTE KATE	OWEN	224 CLARENDON PARK ROAD	LEICESTER				LE2 3AG	1342
ELAINE	OWENS	63 YEW TREE ROAD	WALTON	LIVERPOOL	MERSEYSIDE		L9 1AJ	161
GERARD MARTIN	OXLEY	34 INCE AVENUE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 7XF	1342
SHARON	PALFREY	44 ROLLESBY WAY	POPLAR GARDENS	THAMESMEAD	GREATER LONDON		SE28 8LR	80
SHEILA PATRICIA	PALMER	30 CLARENCE GARDENS	FOUR OAKS	SUTTON COALFIELD	WEST MIDLANDS		B74 4AP	268
JAYESH	PANCHOLI	8 TRILLIUM CLOSE	WEST HAMILTON	LEICESTER			LE5 1UQ	1074
STEPHEN	PARISH	5 THE HUNTINGS	KIRBY MUXLOE	LEICESTER			LE9 2BX	268
NEIL MATTHEW	PARK	41 LILAC WAY	EAST GOSCOTE	LEICESTER	LEICESTERSHIRE		LE7 4XU	402
RICHARD MICHAEL	PARKIN	10 WILLOWDALE	HINCKLEY	LEICESTERSHIRE			LE10 0NZ	402
FREDA SUSAN	PARKINS	25 BEACONFIELD ROAD	BEACON PARK	PLYMOUTH	DEVON		PL2 3LD	268
DAVID STEPHEN	PARR	12 BLACKHURST ROAD	LIVERPOOL				L31 4JW	268
LINDA JOAN	PARR	12 BLACKHURST ROAD	LYDIATE	LIVERPOOL	MERSEYSIDE		L31 4JW	268
ELEANOR KAREN	PARRY	8 VICTORIA GRANGE WAY	MORLEY	LEEDS			LS27 9RN	537
DENISE MARIE	PARTNER	59 APOLLO WAY	NETHERTON	MERSEYSIDE			L30 7PJ	537
AMANDA	PARTRIDGE	52 MANOR ROAD	WALLASEY	WIRRAL			CH44 1BY	268
PRADIPKUMAR CHIMANBHAI	PATEL	SAI-KRUPA	4 COTTESMORE AVENUE	OADBY GRANGE	LEICESTERSHIRE		LE2 4SX	134
KUMUD PRADIP	PATEL	SAI-KRUPA	4 COTTESMORE AVENUE	OADBY GRANGE	OADBY	LEICESTERSHIRE	LE2 4SX	134
RITA	PATEL	140 WOLVERTON ROAD	LEICESTER	LEICESTERSHIRE			LE3 2AL	268
SEJAL	PATEL	96 LONSDALE ROAD	THURMASTON	LEICESTER			LE4 8JG	268
SUSAN MARY	PATRICK	2 RICHARDSON WALK	LEXDEN	COLCHESTER	ESSEX		CO3 4AJ	187
WENDY MARIE	PATTEN	17 HILLCREST ROAD	CROSBY	LIVERPOOL	MERSEYSIDE		L23 9XS	134
MARK	PEACOCK	16 GRANGE TERRACE	EDINBURGH	LOTHIAN			EH9 2LD	402
PAULINE M	PEAKE	8 GAYHURST CLOSE	WIGSTON	LEICESTER			LE18 3WA	161
DAVID	PEARSON	17 CHURCH GREEN	FORMBY	LIVERPOOL	MERSEYSIDE		L37 2LN	268
CAROLE ANN	PEEK	7 SEFTON LANE	MAGHULL	MERSEYSIDE	MERSEYSIDE		L31 8AE	537
LYNNE JANE	PEEL	3 ST MATTHEWS CLOSE	WILSDEN	BRADFORD	WEST YORKSHIRE		BD15 0LG	268
FIONA ELIZABETH	PEERS	234 HIGHER ROAD	HALEWOOD	MERSEYSIDE			L26 9UE	134
TERENCE	PEET	21 HUMBER CLOSE	KIRKDALE	LIVERPOOL	MERSEYSIDE		L4 1XN	107
GARY MARTIN	PERKINS	29 QUEENS ROAD	BLABY	LEICESTER			LE8 4EH	80
LAURENCE	PERMUTT	5 BELL MOOR	EAST HEATH ROAD	HAMPSTEAD	LONDON		NW3 1DY	1342
HILARY ANN	PETROU	9 MOSS GARDENS		ALWOODLEY	LEEDS		LS17 7BJ	107
KRYSTYNA MARIE	PICKAVANCE	40 GRABURN ROAD	FORMBY	LIVERPOOL	MERSEYSIDE		L37 3PB	1181
TREVOR	PIPER	36 LINKSWAY	FOLKESTONE	KENT			CT19 5LS	349
JEAN MARGARET	PIPER	2 THE OLD MILL	LERRYN	NR LOSTWITHIEL	CORNWALL		PL22 0QB	53
SAMANTHA	PITMAN	26 FIELD LANE	LITHERLAND	LIVERPOOL			L21 9NE	322
ROXANNE LOUISE	PITNEY	3 PRINCES STREET	RADSTOCK		BATH		BA3 3DJ	53
SUSAN	PORTER	219 DEYES LANE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 9AN	537
DEBRA JUNE	PORTER	12 MEADOW HILL CLOSE	CARRICKFERGUS	CO ANTRIM			BT38 9RQ	80
DAVID JAMES	POTTER	62 ENNERDALE DRIVE	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 5JB	537

ANDREW WILLIAM	POULTEN	GRANGE LODGE	ROWTON LANE	ROWTON	CHESHIRE		CH3 6AT	1342
DEBBIE MARIE	POWER	29 BURROWS CLOSE	ROYAL LODGE	NARBOROUGH	LEICESTERSHIRE		LE192RG	537
MICHAEL J	POWER	48 HIGH STREET	ROADE	NORTHAMPTONSHIRE			NN7 2NW	1342
CATHERINE ELIZABETH	POWER	10 BRYONY CLOSE	OAKWOOD	DERBY			DE21 2DP	402
EILEEN	POWNALL	52 JONVILLE ROAD	AINTREE	LIVERPOOL			L9 9BQ	107
NIRANJANA	PRAJAPATI	12 BOLLINGTON ROAD	OADBY	LEICESTER	LEICESTERSHIRE		LE2 4NB	1342
DEREK	PRESTON	24 REDVERS DRIVE	ORRELL PARK	LIVERPOOL	MERSEYSIDE		L9 8BT	537
NATALIE	PRICE	24 WOOD CLOSE	LATCHBROOK	SALTASH	CORNWALL		PL12 4TS	107
JAMES PAUL	PRITCHARD	8 HASLAM DRIVE	ORMSKIRK	LANCASHIRE			L39 1LL	107
MICHELLE LOUISE	PRITCHARD	5 FFYNNON TEGLA	LLANDEGLA	DENBIGHSHIRE			LL11 3BJ	268
NICHOLAS BAILEY	PULLEY	3 FELLBARROW CLOSE	WEST BRIDGFORD	NOTTINGHAM			NG2 6QQ	1342
CLAIRE CATHERINE	PYPER	68 LINDARA DRIVE	LARNE	COUNTY ANTRIM			BT40 2FB	161
GEOFFREY GILBERT	QUINCEY	60 BROAD STREET	SYSTON	LEICESTERSHIRE			LE7 1GH	214
MARK	RADFORD	14 VICARAGE GARDENS	PRIORY PARK	BURSCOUGH			L40 7UU	161
CHRISTINE ANN	RADLEY	6 WELLHOUSE COURT	WELLHOUSE ROAD	LEEDS	WEST YORKSHIRE		LS8 4BS	268
RABINDER KAUR	RAI	25 CARTER CLOSE	ENDERBY	LEICESTER	LEICESTERSHIRE		LE194NZ	537
LILA	RAIBORDE	5 BRIAR MEADS	OADBY	LEICESTER	LEICESTERSHIRE		LE2 5WE	1342
BHADRA	RAICHURA	5 COSSINGTON STREET	LEICESTER				LE4 6JD	1342
DAVID PHILIP	RAMSDEN	3 ENNERDALE CLOSE	GAMSTON	NOTTINGHAM			NG2 6NG	537
ALISON LOUISE ELLEN	RANDALL	62 CLIFTON ROAD	ASHINGDON	ROCHFORD	ESSEX		SS4 3HJ	402
DENISE ANN	RANFORD	586 COLDHAMS LANE	CAMBRIDGE				CB1 3JR	322
SUSAN	RANKIN	50 BUCKINGHAM ROAD	MAGHULL	MERSEYSIDE			L31 7DP	268
IAN PHILIP	RAWLINS	57 WYNNSTAY AVENUE	LYDIATE	LIVERPOOL	MERSEYSIDE		L31 0BG	268
CHRIS DAVID	RAWSON	1 NEEDWOOD WAY	NARBOROUGH	LEICESTER			LE19 3YY	268
DEBORAH SANDRA	READ	5 BUTT CLOSE	WIGSTON HARCOURT	LEICESTER	LEICESTERSHIRE		LE18 3LP	537
AUDREY ELIZABETH	REARDON	4 FURNIVAL COURT	11 FOUR SEASONS CLOSE	BOW	LONDON		E3 2YD	53
KATRINA MARY	REDDINGTON	39 NORTHWAY	MAGHULL	MERSEYSIDE			L31 7BG	161
CLAIRE	REED	59 TOWN GREEN LANE	AUGHTON	LIVERPOOL	MERSEYSIDE		L39 6SE	805
JONATHAN PETER	RELTON	2 KIRBY COTTAGES	BUTCHERS LANE	AUGHTON	ORMSKIRK	LANCASHIRE	L39 6SY	456
JOANNE LISA	RENNER	67 MILL LANE	NEWBOLD VERDON	LEICESTER			LE9 9PU	375
CAROLE ANNE	RENSHAW	136 CHURCH ROAD	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 5HB	322
MARTIN JOHN	RICE	31 HIGHFIELD DRIVE	WIGSTON FIELDS	LEICESTER	LEICESTERSHIRE		LE8 1NN	402
DAWN	RICHARDS	28 REGINA ROAD	AINTREE	LIVERPOOL	MERSEYSIDE		L9 2DA	268
BARBARA ANNE	RICHARDSON	115 COOMBE RISE	OADBY	LEICESTER	LEICESTERSHIRE		LE2 5TZ	161
LINDA DIANE	RICHARDSON	18 PEACOCK DRIVE	WHETSTONE	LEICESTERSHIRE			LE8 6YF	134
CHRISTOPHER	RICHARDSON	41 LYNTON DRIVE	HILLSIDE	SOUTHPORT	MERSEYSIDE		PR8 4QG	268
FRANCIS MICHAEL	RICHARDSON	22 NURSERY ROAD	LYDIATE	LIVERPOOL			L31 4JL	134
ELAINE	RIDDELL	40 KNOCKIE ROAD	TURRIFF	ABERDEENSHIRE			AB534EZ	134
GAYNOR DIANE	RIDDLE	13 THE PADDOCKS	LITTLETHORPE	LEICESTER	LEICESTERSHIRE		LE192JP	161
LYN SUSAN	RIDER	3 HADFIELD CLOSE	CONNAHS QUAY	DEESIDE FLINT	CLWYD		CH5 4JP	107
DEBORAH JANE	RIGGS	12 MOSELEY WOOD AVENUE	COOKRIDGE	LEEDS	WEST YORKSHIRE		LS16 7HL	161
TINA MARGARET	RILEY	11 KING GEORGE CROFT	MORLEY	LEEDS	WEST YORKSHIRE		LS27 8LJ	134
CHRISTINE ANN	RILEY	50 INGERSLEY VALE	BOLLINGTON	CHESHIRE			SK10 5BP	429
NIGEL CHRISTOPHER	RIMMER	5 LYDIATE FARM	1 THE LYDIATE	LOWER HESWALL	WIRRAL		CH60 8PR	1342
SHARON MARIE	RIMMER	24 ASH STREET	BOOTLE	MERSEYSIDE			L20 3HA	214
SUSAN JANE	RISIDI	44 CHIPPENDALE RISE	BRADFORD 8	WEST YORKSHIRE			BD8 0NB	1342
JAMES ANDREW	ROACH	151 RICHARD KELLY DRIVE	WALTON	LIVERPOOL	MERSEYSIDE		L4 9XX	1074
DAVID	ROACH	14 HARLEY STREET	ORRELL PARK	LIVERPOOL	MERSEYSIDE		L9 8DS	134
DAVID ALAN	ROBERTS	35 HIGHGATE	PENWORTHAN	PRESTON	LANCASHIRE		PR1 0HY	107
KATE	ROBERTS	10 COTTON CLOSE	BROUGHTON ASTLEY	LEICESTERSHIRE			LE9 6NJ	268
LORRAINE	ROBERTS	4 FERN CLOSE	KIRKBY	LIVERPOOL			L32 1BH	268
JULIE PATRICIA	ROBERTSHAW	12 MOORGATE AVENUE	GREAT CROSBY	LIVERPOOL	MERSEYSIDE		L23 OUF	268
CAROL MARIE	ROBERTSON	110 STATION ROAD	BANNOCKBURN	STIRLING			FK7 8JP	537
MARGO LORNIE COOPER	ROBERTSON	31 BEAUFORT CRESCENT	KIRKCALDY	FIFE			KY2 5SH	134
DESRA JANE	ROBINSON	18 HEYCOCK CLOSE	FLECKNEY	LEICESTER	LEICESTERSHIRE		LE8 8UH	698
ERIC WILLIAM	ROBINSON	34 CHILDWALL MOUNT ROAD	CHILDWALL	LIVERPOOL	MERSEYSIDE		L16 7PL	161
SANDRA ELIZABETH	ROBINSON	21 FOSTON GATE	WIGSTON	LEICESTER	LEICESTERSHIRE		LE18 3SS	268
JULIE MARGARET	ROBINSON	117 COVERSIDE ROAD	GREAT GLEN	LEICESTER	LEICESTERSHIRE		LE8 9EB	161
MARTIN	ROBINSON	4 THE ELMS	MARKFIELD	LEICESTER			LE67 9SZ	134
JUSTIN	ROBINSON-PRICE	77 WHITWORTH AVENUE	HERON'S WHARF	HINCKLEY	LEICESTER		LE10 0DD	537
LYNNE	ROBSON	11 BLUE HILL LANE	WORTLEY	LEEDS			LS124WD	322
JOANNE LESLEY	ROGERS	4 CRIMPLE GREEN	GARFORTH	LEEDS	WEST YORKSHIRE		LS25 2JB	375
VICTORIA JOANNA	ROGERS	DRIBBLEDOWN	ALVINGTON LANE	YEOVIL	SOMERSET		BA22 8TH	107
CHARLOTTE	ROGERS	DRIBBLEDOWN	ALVINGTON LANE	BRYMPTON	YEOVIL	SOMERSET	BA22 8TH	26
GERARD FRANCIS	ROONEY	14 NORTHFIELDS	SYSTON	LEICESTER	LEICESTERSHIRE		LE7 1HW	268

ANDREW	ROSCOE	23 ENFIELD CLOSE	HILTON	DERBYSHIRE		DE65 5HT	537
CATHERINE	ROSSITER	24 SPINNEY CRESCENT	BLUNDELLSANDS	MERSEYSIDE		L23 8TZ	1342
JEANETTE	ROTHWELL	98 BROOK LANE	ORMSKIRK	LANCASHIRE		L39 4RF	187
CATHY ANNE	ROUSE	33 BURNHAM DRIVE	WHETSTONE	LEICESTERSHIRE		LE8 6HY	402
BARRY PETER	ROWLAND	51 FOREST HOUSE LANE	LEICESTER FOREST EAST	LEICESTER		LE3 3NU	268
GRAHAM	ROWLAND	30 WINCHESTER AVENUE	OLD ROAN	LIVERPOOL	MERSEYSIDE	L10 3JZ	134
PHILIP GRAHAM	ROWLANDS	4 FROBISHER CLOSE	PORTISHEAD	NORTH SOMERSET		BS20 6NY	268
PAUL ANDREW	ROWLEY	18 KESTREL CLOSE	FERNDOWN	DORSET		BH229TW	805
GARY VINCENT	RUFUS	65 PUNCH CROFT	NEW ASH GREEN	KENT		DA3 8HR	187
KIM MARIE	RUSHTON	18 EDGEMOOR ROAD	LIVERPOOL	MERSEYSIDE		L12 9JE	268
KAREN DENISE	RUSSELL	6 DEANSGATE LANE NORTH	FORMBY	MERSEYSIDE		L37 7ER	268
LINDA	RUSSO	20 PINEWOOD CLOSE	THE PINES	SCARISBRICK	LANCASHIRE	PR8 5LL	805
KIARAN	RYAN	8 SPRIG CLOSE	AINTREE	LIVERPOOL	MERSEYSIDE	L9 0NW	134
CHRISTOPHER	SANDISON	12 CHESTNUT GRANGE	ORMSKIRK	LANCASHIRE		L39 4YG	805
VALERIE ANN	SANDS	9 LARKSPUR CLOSE	SOUTHPORT	MERSEYSIDE		PR8 6LS	134
JOHN EDWARD	SAUNDERS	23 RICHMOND AVENUE	LITHERLAND	LIVERPOOL		L21 2PT	268
YVONNE MARGARET	SCHOFIELD	145 MUIRHEAD AVENUE	LIVERPOOL	MERSEYSIDE		L13 0AX	268
NEIL DAVID	SCOTT	17 ABBOTS CLOSE	FORMBY	LIVERPOOL	MERSEYSIDE	L37 6EY	268
JACQUELINE FRANCES	SCOTT	9 ST PETERS ROAD	BIRKDALE	SOUTHPORT	MERSEYSIDE	PR8 4BY	671
LESLEY ANN	SCOTT	35 KIRTLEY WAY	BROUGHTON ASTLEY	LEICESTER	LEICESTERSHIRE	LE9 6ND	80
ANGELA L	SEAGRAVES	33 STRAFFORD DRIVE	BOOTLE	MERSEYSIDE		L20 9JN	537
PAMELA	SEATON	5 SHIRE COURT	REIN PARK	MORELY		LS27 0QW	322
PAUL JOHN	SEDDON	10 PARKLANDS DRIVE	ASPULL	WIGAN		WN2 1ZA	268
DEBORAH JANE	SELBY	9 WILLASTON ROAD	WALTON	LIVERPOOL	MERSEYSIDE	L4 6UP	214
EDITH JOAN	SEWELL	2 RONALD ROAD	WATERLOO	LIVERPOOL	MERSEYSIDE	L22 3XU	268
DAVID FRANCIS	SHANNON	6 CONISTON ROAD	MAGHULL	LIVERPOOL	MERSEYSIDE	L31 6BU	161
PAUL DAVID	SHARMA	29 QUEENS DRIVE	MOSSLEY HILL	LIVERPOOL	MERSEYSIDE	L18 2DT	268
ALAN	SHARP	68 WOLSELEY ROAD	PORTSLADE	SUSSEX		BN411ST	268
KEVAN	SHAW	178 LUBBESTHORPE ROAD	NARBOROUGH ROAD SOUTH	LEICESTER	LEICESTERSHIRE	LE3 2XG	429
SPENCER WAYNE	SHAW	2 WATERSIDE AVENUE	WEDNESBURY	WEST MIDLANDS		WS10 0DS	537
GAIL ELIZABETH	SHAW-WHITE	25 ROLLESTON ROAD	BILLESDON	LEICESTERSHIRE		LE7 9AA	751
LAURA ANNE	SHEARWOOD	54 ST CHAD'S AVENUE	NORTH END	PORTSMOUTH	HANTS	PO2 0SD	322
YVONNE LAURA	SHEEHAN	17 HAMBLETON CLOSE	SEDDONS FARM	BURY		BL8 2JP	1342
MARK ROY	SHELDON	3 RILEY CLOSE	STONEY STANTON	LEICESTERSHIRE		LE9 4TP	214
AVRIL ELETH	SHIMMIN	84 KESTREL PARK	SKELMERSDALE	LANCASHIRE		WN8 6TA	268
BARBARA JANET	SIBLEY	15 ROCKLEIGH DRIVE	TOTTON	SOUTHAMPTON	HAMPSHIRE	SO40 7JJ	537
JOHN PAUL	SIDDLE	38 LARCH CLOSE	HERSDEN	CANTERBURY	KENT	CT3 4GE	268
MARGARET	SILKER	5 RAYMOND AVENUE	NETHERTON	LIVERPOOL	MERSEYSIDE	L30 1PB	644
SHARON DENISE	SIMIONATO	5 BRICK KILN LANE	IBSTOCK	LEICESTERSHIRE		LE67 6RF	268
ADAM	SIMPSON	15 WESTCOTES DRIVE	LEICESTER	LEICESTERSHIRE		LE3 0QT	402
BALJIT	SINGH	65 EDWARD AVENUE	BRAUNSTONE	LEICESTER	LEICESTERSHIRE	LE3 2PF	268
DAVID GORDON	SKIPWORTH	11 BUTTERMERE CLOSE	MELTON MOWBRAY	LEICESTERSHIRE		LE130LT	268
PAUL	SMETHURST	161 KIRKWAY	ALKRINGTON	MIDDLETON		M24 1LP	456
BARRY JASON	SMITH	15 HARCOURT ROAD	KIBWORTH	LEICESTER		LE8 0HP	537
TIMOTHY SPENCER	SMITH	25 NEW FOREST CLOSE	WIGSTON	LEICESTER		LE18 2RW	1342
DARREN	SMITH	36 BATTYE AVENUE	CROSLAND HILL	HUDDERSFIELD	WEST YORKSHIRE	HD4 5PW	375
SANDRA MARGARET	SMITH	101A SQUARE LANE	LATHOM	LANCASHIRE		L40 7RG	161
MAUREEN JANE	SMITH	BRONHAUL	4 BACHRHIW	RHYDYFELIN	ABERSTWYTH CEREDIGION	SY23 4QS	134
SUSAN RUTH	SMITH	32 JAQUELINE ROAD	MARKFIELD	LEICESTER	LEICESTERSHIRE	LE67 9RB	268
BERNADETTE	SMITH	38 BENEDICT STREET	BOOTLE	MERSEYSIDE		L20 2EN	671
SUSAN JANE	SMITH	ROSE COTTAGE	WORTEN	GREAT CHART	KENT	TN23 3BX	1342
PAUL JAMES	SMITH	72 EDGE HILL COURT	EDGE HILL	WIMBLEDON		SW19 4LW	134
MARK RONALD	SNOW	11 BEACON CLOSE	GROBY	LEICESTER		LE6 0GB	268
RAYMOND	SOLOMON	25 MELDON CLOSE	WEST DERBY	LIVERPOOL	MERSEYSIDE	L12 0RS	966
PAMELA	SOMERVILLE	20 SANGNESS DRIVE	KEW	SOUTHPORT	MERSEYSIDE	PR8 6US	1074
VALERIE	SOUTH	3 DOVER GROVE	CHILDWALL	LIVERPOOL	MERSEYSIDE	L16 3GR	268
ANTONY JAMES	SOUTH	3 DOVER GROVE	CHILDWALL	LIVERPOOL	MERSEYSIDE	L16 3GR	268
CAROLYN	SPACKMAN	18 BURNIE AVENUE	BOOTLE	MERSEYSIDE		L20 OBW	537
DAVID	SPENCE	5 BARNHURST ROAD	CHILDWALL	LIVERPOOL	MERSEYSIDE	L16 7QA	268
KAREN	SPENCER	20 FAIRWAY	KIBWORTH BEAUCHAMP	LEICESTER	LEICESTERSHIRE	LE8 0LB	537
KRISTIE	SPENCER	34 CLEMENTS WAY	LITTLEDALE	KIRKBY	LIVERPOOL	L33 4BD	537
DOREEN ISOBEL	SPRIGG	15 SPINNEY HALT	WHETSTONE	LEICESTER		LE8 6HW	402
SUSAN LESLEY	STAINES	4 MANOR DRIVE	GT BADDOW	CHELMSFORD	ESSEX	CM2 7EX	161
MARK THOMAS	STANFIELD	10 ELLIS CLOSE	GLENFIELD	LEICESTER		LE3 8DW	134
CAROLYN JULIE	STANLEY	34 BELL CHAPEL CLOSE	KINGSNORTH	ASHFORD	KENT	TN233NN	402

ELROY	STEERS	31 ROTHESAY DRIVE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 0RE	187
DIANNE	STEMSON	42 ASTON PLACE	BRAMLEY	LEEDS	WEST YORKSHIRE		LS13 2DH	107
ANGELA MARIA	STEPHEN	2 MIDDLETON CLOSE	BRIDGE OF DON	ABERDEEN			AB22 8HU	268
JANET	STEPHENSON	17 ORCHARD WAY	WYMESWOLD	LOUGHBOROUGH	LEICESTERSHIRE		LE126SW	537
MARGARET LINDA	STEVENS	68 MARINA CRESCENT	NETHERTON	LIVERPOOL	MERSEYSIDE		L30 1RR	134
COLIN MARK	STEVENS	5 FAIRISLE WAY	COUNTESTHORPE	LEICESTER			LE8 5WX	537
JOAN	STEVENSON	2 MELDON CLOSE	WEST DERBY	LIVERPOOL	MERSEYSIDE		L12 0RS	134
VIOLET	STEVENSON	22 HENLY ROAD	CARRICK FERGUS	ANTRIM			BT38 8UG	537
ANGELA MARGARET	STEVENSON	127 DUNLADY MANOR	DUNDONALD	BELFAST			BT161YS	107
GAIL	STEVENSON	69A MAIN STREET	KIRBY MUXLOE	LEICESTER			LE9 2AN	537
ANN	STOCKER	8 AQUITANE CLOSE	ENDERBY	LEICESTER			LE9 5SN	268
REETA	STOKES	20 CHARNWOOD CLOSE			LICHFIELD	STAFFORDSHIRE	WS13 6BU	537
SHEILA MARY	STONE	STONEYHOLME	70 MOOR DRIVE	CROSBY	MERSEYSIDE		L23 2UR	537
ANNE VIOLET	STOREY	53 BROOKE ROAD WEST	WATERLOO	LIVERPOOL	MERSEYSIDE		L22 2BE	537
ELAINE	STOREY	28 PIMBO ROAD	KINGS MOSS	ST HELENS			WA11 8RD	429
JANETTE	STREENER	17 MAIN STREET	REDMILE	NOTTINGHAM			NG13 0GA	1342
LORAINE CATHERINE	STUART	9 SINGLETON DRIVE	KNOWSLEY VILLAGE	MERSEYSIDE	MERSEYSIDE		L34 0HP	537
ANNETTE MARIE	STUTHRIDGE	31 CROSSHALL BROW	WESTHEAD	ORMSKIRK			L40 6JD	80
PAUL	SUDBURY	7 BRACKEN WOOD	LIVERPOOL	MERSEYSIDE			L12 0NG	268
ELIZABETH	SUDBURY	7 BRACKENWOOD	CROXTETH PARK	LIVERPOOL	MERSEYSIDE		L12 0NG	268
WILLIAM EDWARD	SUTTON	1 FIELDHURST	BARKISLAND	HALIFAX			HX4 0JE	1342
ANDREW JAMES	SUTTON	10 BULLER STREET	KIBWORTH	LEICESTER			LE8 0HB	268
GARY JAMES	SWANN	32 DARCY GARDENS	MELTON MOWBRAY				LE13 1GZ	268
DAVID	SWEENEY	24 MARLDON AVENUE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 0SL	161
GORDON JOHN	SWIFT	17 MAPLEWOOD	SKELMERSDALE	LANCASHIRE			WN8 6RJ	1074
MARGARET JULIA	SWIFT	7 HARTINGTON DRIVE	STANDISH	WIGAN	LANCASHIRE		WN6 0UA	134
LYNNE	SWINSON	16 MAPLE DRIVE	ASHTON ON TRENT	DERBY			DE72 2DG	268
JENNIFER	SYLVESTER	8 CROWNHILL ROAD	BURBAGE	HINCKLEY	LEICESTERSHIRE		LE10 2LD	322
HELEN MARY	SZULCZEWSKI	45 DOVEDALE ROAD	THURMASTON	LEICESTER	LEICESTERSHIRE		LE4 8NA	134
MICHAEL WALTER	TALENT	9 MAUNDERS COURT	CROSBY	LIVERPOOL	MERSEYSIDE		L23 9YU	939
TERENCE	TAPPING	5A WATERING LANE	COLLINGTREE	NORTHANTS			NN4 0NJ	537
SAMIRA	TAYABALLI	10 WHEELDALE CLOSE	BEAUMONT LEYS		LEICESTER	LEICESTERSHIRE	LE4 0RR	268
LYNDA PATRICIA	TAYLOR	21 ALTYS LANE	ORMSKIRK	LANCASHIRE			L39 4RG	161
SUSAN MARY	TAYLOR	154 DORSET AVENUE	WIGSTON	LEICESTER	LEICESTERSHIRE		LE18 4WF	268
PAULINE	TAYLOR	26 REDCLIFFE GARDENS	ORMSKIRK	LANCS	LANCASHIRE		L39 4UR	268
DEANA MARIA	TAYLOR	189 HYTHE ROAD	ASHFORD	KENT	KENT		TN24 8PL	322
JOANNE	TAYLOR	17 LINDEN ROAD	HINCKLEY	LEICESTERSHIRE			LE10 0AR	161
JANET MARJORIE	TEMPLE	30 FORMBY STREET	FORMBY	LIVERPOOL	MERSEYSIDE		L37 4AA	134
DEBORAH JEAN	TESTER	39 LICHFIELD DRIVE	BLABY	LEICESTER	LEICESTERSHIRE		LE8 4AS	80
JANE	THOMAS	4 CORNERWAYS	DERRINGTON	STAFFORD			ST18 9LZ	161
PAULINE ANN	THOMAS	52 SOMERVILLE CRESCENT	ELLESMERE PORT	SOUTH WIRRAL			CH65 5AR	268
KAREN MARIE	THOMAS	17 HILTON COURT	SEFTON	MERSEYSIDE			L30 0PF	161
DOUGLAS WILLIAM	THOMAS	20 NAPIER AVENUE	TARLETON	PRESTON	LANCASHIRE		PR4 6DR	537
MARGARET ROSE	THOMAS	51 MEASHAM WAY	LOWER EARLEY		READING		RG6 4ES	402
KERRY	THOMPSON	73 LIVERPOOL ROAD SOUTH	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 7AB	537
JANE ANN	THOMPSON	2 LANSDOWNE VILLAS	HARPLEY ROAD	DEFFORD	WORCESTER	WORCS	WR8 9BL	268
VAUGHAN NEIL	THOMPSON	10 PINE GROVE	WATERLOO	LIVERPOOL	MERSEYSIDE		L22 2AQ	107
STEVEN JONATHAN	THOMPSON	48 GOOD SHEPHERD GLEN	LONDONDERRY				BT47 2AH	537
HANS JOACHIM	THONHOLTZ	3 CLAREMONT DRIVE	MARKET HARBOROUGH	LEICESTER			LE16 8BX	1342
IAN	THORNTON	3 IRELAND CRESCENT	COOKRIDGE	LEEDS	WEST YORKSHIRE		LS16 6SY	268
JAYNE	THORPE	ROSCARRICK HOUSE	20 LIME GROVE	FOREST TOWN	NOTTINGHAMSHIRE		NG19 0HP	268
ANGELA MAUREEN	THURLOW	99 LEICESTER ROAD	GLEN PARVA	LEICESTER	LEICESTERSHIRE		LE2 9HN	134
JOANNE DENISE	TIMSON	31 BELCHER CLOSE	HEATHER	NR COALVILLE	LEICESTERSHIRE		LE67 2RN	939
NINA	TOBIN	11 CAMBRIDGE ROAD	COSBY	LEICESTER			LE9 1SH	1127
DAVID MALCOLM	TOONE	6 ASHCLOSE AVENUE	LEICESTER				LE2 3WA	187
ROBERT LESLIE	TOWERS	27 WINWICK PARK AVENUE	WINWICK	WARRINGTON	CHESHIRE		WA2 8XB	939
JOY	TRAYNOR	17 HAROLD LEES ROAD	CRIMBLE CROFT	HEYWOOD	LANCASHIRE		OL10 4DW	107
ANDREA	TREES	1 MONARCH CLOSE	RUGBY	WARWICKSHIRE			CV21 1NX	537
CHRISTINE KAREN	TRILL	24 HILLARY CRESCENT	MAGHULL	MERSEYSIDE	MERSEYSIDE		L31 6BL	161
ANTHONY JOHN	TUDOR	7 MORLEY ROAD	SOUTHPORT	MERSEYSIDE			PR9 9JS	268
ANNA	TUNSTALL	66 OLD WHINT ROAD	HAYDOCK		ST HELENS	MERSEYSIDE	WA11 0DW	53
RICHARD JOHN	TWEEDY	36 BRIGHTON ROAD	BIRKDALE	SOUTHPORT	MERSEYSIDE		PR8 4DD	268
SARBJEET SINGH	UPPAL	13 LINDEN LEA	BEDWORTH	NUNEATON	WARWICKSHIRE		CV12 8UD	1342
IAN D	VERNON	42 SOUTH KINGSMEAD ROAD	LEICESTER				LE2 3YL	268
GEORGE	VICARS	68A CHESTERFIELD ROAD	CROSBY	LIVERPOOL	MERSEYSIDE		L23 9TS	537

MARIA PATRICIA	VINCENT	48 KINGSWOOD DRIVE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 3DF	241
MARK LAURENCE	VINCENT	48 KINGSWOOD DRIVE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 3DF	241
ANNIKA MARIA	WAHLBERG	THE CASTLE	CHURCH HILL	STRETTON-ON-DUNSMORE	WARWICKSHIRE		CV23 9NA	1342
WILLIAM JOHN	WAIN	21 LYRA ROAD	WATERLOO	LIVERPOOL	MERSEYSIDE		L22 0NT	214
SHARON MARGARET	WALDEN	30 FOUNDRY LANE	PELSALL	WALSALL	WEST MIDLANDS		WS3 4QH	107
GORDON	WALDIE	9 LIME KILNS	WIGSTON	LEICESTERSHIRE			LE18 3SI	161
CAROL GLADYS	WALES	44 CROSS ROAD	SOUTHWICK	WEST SUSSEX			BN42 4HJ	805
MARION	WALKER	40 FRITTENDEN CLOSE	STANHOPE	ASHFORD	KENT		TN23 5SX	268
HILARY JANE	WALL	2 SAPCOTE ROAD	STONEY STANTON	LEICESTERSHIRE			LE9 4DW	268
PATRICIA	WALMSLEY	130 WADDICAR LANE	MELLING	LIVERPOOL	MERSEYSIDE		L31 1DZ	537
PAMELA	WALSH	9 HIGHFIELD PARK	MAGHULL	LIVERPOOL			L31 6EA	268
COLLETTE MARIA	WALSH	20 MOORBRIDGE CLOSE	NETHERTON	BOOTLE	MERSEYSIDE		L30 7RL	375
BARBARA ANN	WALSH	77 REVA ROAD	LIVERPOOL	MERSEYSIDE			L14 6UA	161
SUSAN	WALTERS	37 TIMON AVENUE	BOOTLE				L20 9DY	161
NICOLA ANNE	WANN	11 KIRKLAND ROAD	LEICESTER				LE3 2JQ	429
STEPHEN	WARBURTON	29 BARNFIELD CLOSE	NETHERTON	LIVERPOOL	MERSEYSIDE		L30 3UA	537
JENNIFER ANN	WARD	81 LOWERCROFT ROAD	BURY	LANCS	LANCASHIRE		BL8 2EP	1342
GRAHAM ROBERT	WARD	38 LUDLOW DRIVE	ORMSKIRK	LANCASHIRE			L39 1LF	161
CHRISTOPHER DEREK	WARD	12 CORNICE ROAD	OLD SWAN		LIVERPOOL		L13 3DH	107
RICHARD JAMES	WARREN	125 STATION ROAD	COUNTESTHORPE	LEICESTER	LEICESTERSHIRE		LE8 5TD	107
JAYNE KAREN	WARREN	125 STATION ROAD	COUNTESTHORPE	LEICESTER	LEICESTERSHIRE		LE8 5TD	107
ANN	WARRY	21 HINKLER ROAD	THORNHILL	SOUTHAMPTON			SO19 6FR	268
ANDREW DAVID	WARSOP	11 GREEN LEYS	COMPTON ACRES	WEST BRIDGFORD	NOTTINGHAMSHIRE		NG2 7RX	214
DIANE VERA	WATERFIELD	23 MOSS LANE	BRAMHALL	STOCKPORT	CHESHIRE		SK7 1EQ	537
KERIN	WATKINS	27 CAE CASTELL	LOUGHOR	SWANSEA	WEST GLAMORGAN		SA4 6UJ	537
LINDA MARGARET	WATKINS	55 BURRISH STREET	DROITWICH	WORCESTER			WR9 8HY	107
MARION	WATT	37 THORNBRIDGE AVENUE	LITHERLAND	LIVERPOOL	MERSEYSIDE		L21 5JU	268
DENISE JOAN	WATTS	14 BUCKINGHAM ROAD	COUNTESTHORPE	LEICESTER	LEICESTERSHIRE		LE8 5QD	161
NICHOLAS JOHN	WATTS	16 ARBOR ROAD	CROFT	LEICESTERSHIRE			LE9 3GD	161
LINDA JOY	WEAVER	20 SMITHY WAY	SHEPSHED	LOUGHBOROUGH			LE12 9TQ	537
EMMA LOUISE	WEBB	NORTHLEIGH	MARTLET ROAD	MINEHEAD	SOMERSET		TA24 5QE	161
NEIL ILIFFE	WEBSTER	7 MANOR BROOK CLOSE	DONINGTON LE HEATH	COALVILLE	LEICESTERSHIRE		LE67 2JD	322
ALISON ELIZABETH	WEBSTER	11 CHANTRY CLOSE	HUNCOTE	LEICESTER	LEICESTERSHIRE		LE9 3AE	268
GWYNETH MEGAN	WEDGWOOD	11 LINCOLN ROAD	BIRKDALE	SOUTHPORT			PR8 4PR	161
MICHELLE DENISE	WELLS	16 BELMORE PARK	ASHFORD	KENT			TN24 8UW	1235
DIANE MARIA	WEST	3 ELMFIELD ROAD	ORRELL PARK	LIVERPOOL	MERSEYSIDE		L9 3BL	187
DAVID ALAN	WESTLEY	57 CUNNINGHAM DRIVE	LUTTERWORTH	LEICESTERSHIRE			LE17 4YR	268
SANDRA	WESTON	5 HIGHFIELD ROAD	ORMSKIRK	LANCASHIRE			L39 1NP	805
ELIZABETH ANNE	WESTON	175 LITTLE GLEN ROAD	GLEN PARVA	LEICESTER	LEICESTERSHIRE		LE2 9TX	1342
JOSEPHINE MARY	WHEATLEY	26 LINDFIELD ROAD	LEICESTER				LE3 6HH	107
DAVID PETER	WHITE	16 WITHY CLOSE	THE BULRUSHES	ROMSEY	HAMPSHIRE		SO51 7SA	268
THOMAS KENNETH	WHITE	9 WILLEDSTAN AVENUE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 0QH	268
DOUGLAS GERALD	WHITE	4 CHELSEA MEWS	ST JAMES PARK	RADCLIFFE ON TRENT	NOTTINGHAMSHIRE		NG12 2NT	268
ADAM DAVID	WHITE	31 THE BURROWS	NARBOROUGH	LEICESTER			LE193WS	268
HAYLEY DENISE	WHITEMAN	21 RHODES CLOSE	LUBENHAM GRANGE	MARKET HARBOROUGH	LEICESTER	LEICESTERSHIRE	LE16 9FB	537
JOANNE TERESA	WHITTINGTON	1 WESTERDALE ROAD	THE MEADOWS	WIGSTON	LEICESTERSHIRE		LE18 3XY	268
JANICE ELIZABETH	WIGGINS	THE ORCHARDS	MEADOW VIEW	WALTON BY KIMCOTE	LUTTERWORTH	LEICESTERSHIRE	LE17 5SA	134
LESLEY CHRISTINE	WIGNALL	INGLEDENE	DOB LANE	LITTLE HOOLE PRESTON		LANCASHIRE	PR4 4SU	161
IAN MARK	WILLIAMS	23 ILFORD AVENUE	CROSBY	LIVERPOOL	MERSEYSIDE		L23 7YE	1342
SHIRLEY	WILLIAMS	19 HEASELAND PLACE	KILLAY	SWANSEA			SA2 7EQ	107
DAVID STEVEN	WILLIAMS	8 HATHERLEY AVENUE	CROSBY	MERSEYSIDE			L23 0SD	537
MARTIN	WILLIAMS	207 LIVERPOOL ROAD SOUTH	BURSCOUGH	ORMSKIRK	LANCASHIRE		L40 7RE	805
CLAIRE ELIZABETH	WILLIAMS	92 CHARNWOOD ROAD	SHEPSHED	LOUGHBOROUGH	LEICESTERSHIRE		LE12 9NP	268
CLAIRE LOUISE	WILLIAMS	12 FINCH WAY	NARBOROUGH	LEICESTER			LE19 2TP	671
MOLLY	WILLIAMSON	57 SUTTON LANE	TARLETON	LANCASHIRE			PR4 6UY	751
TREVOR PAYNTER	WILLIAMSON	74 BEECHWOOD DRIVE	FORMBY	MERSEYSIDE			L37 2DW	1342
IAIN	WILSON	1 WESTERDALE ROAD	THE MEADOWS	WIGSTON	LEICESTERSHIRE		LE18 3XY	134
TRACY SUSAN	WILSON	8 ROSEBERRY ROAD	GREAT AYTON	MIDDLESBOROUGH	CLEVELAND		TS9 6EJ	268
STUART	WILSON	36 BALMORAL ROAD	COALVILLE	LEICESTERSHIRE			LE67 4PE	1342
MARIE BERNADETTE	WINDSOR	25 MOORLAND AVENUE	CROSBY	MERSEYSIDE	MERSEYSIDE		L23 2SN	214
ANDREW	WINSTANLEY	122 RAVENHURST ROAD	LEICESTER				LE3 2PU	537
RICHARD SIMON	WINTER	25 DE LA BERE CRESCENT	BURBAGE	LEICESTERSHIRE			LE10 2EQ	268
LOUISE MARIE	WINTERS	5 ALBERT DRIVE	ORRELL PARK		LIVERPOOL	MERSEYSIDE	L9 8BG	107
DEBORAH EMMA	WITTERING	54 HEYGATE STREET	MARKET HARBOROUGH	LEICESTERSHIRE			LE16 7JS	161
KAREN JEAN	WITTY	RAGSTONE COTTAGE	38 KENNINGTON ROAD	ASHFORD	KENT		TN24 0NR	805

KWAI	WONG	5 CARDIGAN WAY	NETHERTON	MERSEYSIDE			L30 7QD	268
NICOLA JANE	WOOD	17 FRANKLIN WAY	WHETSTONE	LEICESTER	LEICESTERSHIRE		LE8 6QY	537
DEBRA YVONNE	WOOD	124 DUDLEY ROAD	PLYMPTON	PLYMOUTH	DEVON		PL7 1RZ	53
TRACEY ANN	WOOD	6 DENHAM CLOSE	WEST DERBY	LIVERPOOL	MERSEYSIDE		L12 0PA	268
KATHRYN	WOOD	50 THE ROUND MEADE	MAGHULL	LIVERPOOL	MERSEYSIDE		L31 8DZ	805
STEPHEN GEORGE	WOOD	12 WALTON STREET	HEYWOOD	LANCASHIRE			OL10 2UA	537
CHRISTINE ANN	WOODRUFF	4 HILLCREST			BOOTLE	MERSEYSIDE	L20 9PA	268
ANNETTE	WOODS	17 WAVERLEY COURT	WINSTANLEY		WIGAN		WN3 6EJ	375
CHRISTOPHER ROBIN	WOOLLEY	7 DENBYDALE	WIGSTON	LEICESTERSHIRE			LE18 3PT	107
ELAINE FRANCES	WOOTTON	102 SCHOOL LANE	WOOLTON	MERSEYSIDE			L25 7UD	322
ELAINE SUSAN	WOOTTON	8 BLAKE COURT	ENDERBY	LEICESTER	LEICESTERSHIRE		LE9 5QA	1342
LYNNE	WORTHINGTON	4 WATLING AVENUE	LITHERLAND	LIVERPOOL			L21 9NU	268
SCOTT GAVIN	WORTHY	18 KINGSBRIDGE CLOSE	NARBOROUGH		LEICESTER		LE193YT	134
KENDRA MARAH	WRIGGLESWORTH	20 THE BANKS	COSBY	LEICESTERSHIRE			LE9 1TX	134
LINDA JANE	WRIGHT	1 DAISY CLOSE	BAGWORTH	LEICESTER			LE67 1HP	537
MARIA	WRIGHT	13 SUSSEX ROAD	MAGHULL	LIVERPOOL			L31 5NS	268
THOMAS	WRIGHT	12 PIPIT AVENUE	NEWTON LE WILLOWS	MERSEYSIDE	LANCASHIRE		WA12 9RG	537
EMMA LOUISE	WRIGHT	9 PRINCESS STREET	NARBOROUGH	LEICESTER			LE192DH	537
VICTORIA HELEN	WRIGHT	12 THE SQUARE	MAIN STREET	LONG WHATTON	LOUGHBOROUGH	LEICESTERSHIRE	LE12 5DF	134
EILEEN	YOUNG	164 FOXDENTON LANE	CHADDERTON	OLDHAM	LANCASHIRE		OL9 9QR	268
								408154

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	11	2006	30	11	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2264		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address	Ordinary 50p	2264
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 4.12.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

LLIANCE & LEICESTER PLC

cheme	Deferred Bonus Plan	
atch NO		57

chedule of Allotments

ate of Exercise: **30 November 2006**

orename(s)	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
oanna Louise	Wells	Village House	17 Bradwell Road	Loughton	Milton Keynes MK5 8AP	0	638	0	638	0
oanna Louise	Wells	Village House	17 Bradwell Road	Loughton	Milton Keynes MK5 8AP	0	638	0	638	0
oanna Louise	Wells	Village House	17 Bradwell Road	Loughton	Milton Keynes MK5 8AP	0	298	0	298	0
oanna Louise	Wells	Village House	17 Bradwell Road	Loughton	Milton Keynes MK5 8AP	0	298	0	298	0
oanna Louise	Wells	Village House	17 Bradwell Road	Loughton	Milton Keynes MK5 8AP	0	196	0	196	0
oanna Louise	Wells	Village House	17 Bradwell Road	Loughton	Milton Keynes MK5 8AP	0	196	0	196	0
							2264	**0**	**2,264**	**0**

coform

RECEIVED File No. 82-4964

2007 JAN 10 A [illegible]

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	680	206	3,225
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	644.4	632	689

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted *(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	4111
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 06 Dec 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date 04 December 2006

Alliance Leicester

Early Exercise 2001 Scheme

Name			Address				Total Options Exercised
MRS	SUSAN	JARRETT	32 ALTON CLOSE	HIGHTOWN	LIVERPOOL	L38 9GE	157
MR	JAMES	SINCLAIR-BROW	11 LYDIATE PARK	THORNTON	LIVERPOOL	L23 1XL	523
							680

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date **04 December 2006**

Alliance Leicester

Early Exercise 2002 Scheme

Name			Address				Total Options Exercised
MRS	DONNA	CANT	6 BAYDALE GROVE	GRANTHAM	LINCS	NG31 8QZ	206
							206

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date **04 December 2006**

Alliance Leicester

Early Exercise 2003 Scheme

Name			Address				Total Options Exercised
MRS	MARY	ALLEN	33 HARTDALE ROAD	THORNTON	LIVERPOOL	L23 1TA	161
MR	VINCENT	GUY	17 THE MARIAN CLOSE	BOOTLE	MERSEYSIDE	L30 3TR	805
MRS	DEBRA	KENNA	10 FIELDWAY	WAVERTREE GARDEN SUBURB	LIVERPOOL	L15 7LU	805
MRS	DENISE	ROURKE	61 CROFTFIELD	MAGHULL	LIVERPOOL	L31 6AE	429
MISS	NICOLA	ROXBY	16 LATHOM ROAD	BOOTLE	MERSEYSIDE	L20 5EL	402
MRS	JOAN	STENSON	12 BUSHBY'S PARK	FORMBY	LIVERPOOL	L37 2EF	537
MRS	DEBRA	SUTTON	2 PARK PLACE	WILLESBOROUGH	ASHFORD	TN24 0JX	86
							3,225

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04 / 12 / 2006	

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	1,783	906	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	668	705	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 2689
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name(s):	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________ Date 05 Dec 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date **04 December 2006**

Alliance Leicester

Early Exercise 2004 Scheme

Name			**Address**				**Total Options Exercised**
MRS	MARY	ALLEN	33 HARTDALE ROAD	THORNTON	LIVERPOOL	L23 1TA	117
MRS	ELIZABETH	DICKINSON	131 RHODESIA ROAD	AINTREE	LIVERPOOL	L9 9BT	196
MR	VINCENT	GUY	17 THE MARIAN CLOSE	BOOTLE	MERSEYSIDE	L30 3TR	196
MRS	SUSAN	JARRETT	32 ALTON CLOSE	HIGHTOWN	LIVERPOOL	L38 9GE	78
MR	PAUL	JONES	9 EARL ROAD	BOOTLE	MERSEYSIDE	L20 9BU	687
MRS	RACHEL	PENNY	26 EDGEMOOR DRIVE	THORNTON	LIVERPOOL	L23 9UG	196
MRS	DENISE	ROURKE	61 CROFTFIELD	MAGHULL	LIVERPOOL	L31 6AE	196
MRS	JOAN	STENSON	12 BUSHBY'S PARK	FORMBY	LIVERPOOL	L37 2EF	117
							1783

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date **04 December 2006**

Alliance Leicester

Early Exercise 2005 Scheme

Name			Address					Total Options Exercised
MR	STUART	BRANCH	PLUM TREE HOUSE	WHITTLEBURY ROAD	SILVERSTONE	NORTHAMPTONSHIRE	NN12 8UN	301
MS	KARYN	CLEMENTS	10 LINWOOD GROVE	FOX'S MEADOW	WHISTON	MERSEYSIDE	L35 3XJ	200
MRS	SUSAN	JARRETT	32 ALTON CLOSE	HIGHTOWN	LIVERPOOL	L38 9GE		60
MISS	SHARON	OLDFIELD	27 WHEATFIELD VIEW	LITHERLAND	MERSEYSIDE	L21 0DT		45
MRS	RACHEL	PENNY	26 EDGEMOOR DRIVE	THORNTON	LIVERPOOL	L23 9UG		60
MRS	DENISE	ROURKE	61 CROFTFIELD	MAGHULL	LIVERPOOL	L31 6AE		120
MS	CAROL	VOKE	42 GARDEN LANE	FAZAKERLEY	MERSEYSIDE	L9 9ED		120
								906

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,320		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	11.07		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
CAPITA IRG LIMITED	Ordinary	10320
Address 34 Beckenham Road Beckenham Kent		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 06 Dec 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 07 Month 12 Year 2006	Day 07 Month 12 Year 2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2382	1239	1940
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£7.545	£7.950

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 58

Schedule of Allotments

Date of Exercise: **7 December 2006**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to Participant	Issue to Spouse
Alan	Smith	Woodhill	Ormes Lane	Wolverhampton	West Midlands	WV6 8LL		0	2382	2,107	275	0
Alan	Smith	Woodhill	Ormes Lane	Wolverhampton	West Midlands	WV6 8LL		0	1166	953	213	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									3548	**3,060**	**488**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch No **58**

Schedule of Allotments
Date of Exercise: **7 December 2006**

Forename	Surname	Address				Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse	Spouse Details
Alan	Smith	Woodhill	Ormes Lane	Wolverhampton West Midlands	WV6 8LL	73	0	73	0	
Alan	Smith	Woodhill	Ormes Lane	Wolverhampton West Midlands	WV6 8LL	1940	0	940	1,000	Anita Smith (same address)
						2013	**0**	**1013**	**1000**	

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	12	2006	08	12	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1500		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

ALLIANCE & LEICESTER PLC

Scheme	Approved Company Share Option Scheme
Batch NO	59

Schedule of Allotments
Date of Exercise: **8 December 2006**

Forename	Surname	Address						Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Alan Gordon	Fantom	14 Lime Street	Southport	Merseyside	PR8 6DA		0	633	633	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0
								633	**633**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 59

Schedule of Allotments

Date of Exercise: 08/12/2006

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Alan Gordon	Fantom	14 Lime Street	Southport	Merseyside	PR8 6DA		0	0	867	867	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									867	**867**	**0**	**0**

coform

File No. 82-4964

RECEIVED

2007 JAN 19 A 10:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	12	2006			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	19,184	1,884	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	689	644.4	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	19184
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	1884
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 13 Dec 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

13 December 2006

2003 3 Year Maturity Tranche 5

Name			Address				Total Options Exercised
BEVERLEY JANE	GROOM	58 WILLOW PARK DRIVE	WIGSTON	LEICESTER	LEICESTERSHIRE	LE18 1ED	322
HILARY ANNE	KILBURN	9 OAKTREE LANE	LINDLEY	HUDDERSFIELD		HD3 3HJ	53
MARK JOHN WALSH	GRIFFIN	3 THE GABLES	UPPER PACKINGTON ROAD	ASHBY DE LA ZOUCH	LEICESTERSHIRE	LE65 1EH	429
DEBRA JANET	DAVIDSON	18 RED RUM CLOSE	AINTREE	LIVERPOOL		L9 9HT	322
SANDRA VALERIE	MCDONALD	18 GLADESIDE	ST ALBANS	HERTFORDSHIRE		AL4 9JA	161
PAUL	MURRAY	95 DOWNLANDS AVENUE	WORTHING	WEST SUSSEX		BN14 9HF	161
SHEILA ANN	MANNING	26 HILL RISE VIEW	AUGHTON			L39 3RG	53
STEPHEN PAUL	WALKER	17 HILLTOP AVENUE	GREAT GLEN	LEICESTER	LEICESTERSHIRE	LE8 9EE	268
SUSAN	BARLOW	59 EASEDALE DRIVE	AINSDALE	SOUTHPORT	MERSEYSIDE	PR8 3TT	107
MALCOLM HEFIN	JONES	6 ANGELICA WAY	ABBEYMEAD	GLOUCESTER		GL4 5WJ	268
KAREN JANE	FAIRHURST	34 REDSTART ROAD	CHARD	SOMERSET		TA20 1SD	537
STEPHEN WILLIAM	BOWYER	9 THURLOW CLOSE	OADBY GRANGE	OADBY	LEICESTERSHIRE	LE2 4TG	1342
GEORGE DUNSTAN	HEYWOOD	97 LLANDAFF DRIVE	PRESTATYN	CLWYD		LL19 8TU	537
SYLVIA ROWENA	DEAN	24 LEOPOLD ROAD	WATERLOO	LIVERPOOL	MERSEYSIDE	L22 6QZ	107
TERESA JANE	COCKSEDGE	17 SUFFOLK ROAD	KINGS LYNN	NORFOLK		PE30 4AH	134
RICHARD CHIH MING	LEE	19 ARMLEY ROAD	ANFIELD	LIVERPOOL	MERSEYSIDE	L4 2UN	107
BRIAN	JOHNSTON	41 DEANSGATE LANE	FORMBY			L37 3LF	537
PAMELA	MCCABE	47 MOSS LANE	MAGHULL	LIVERPOOL	MERSEYSIDE	L31 9AE	268
DAVID MATTHEW	FAIRCLOUGH	19 COLLINSWOOD DRIVE	ST LEONARDS ON SEA	EAST SUSSEX		TN38 0NU	268
ANDREW PETER	HUBBARD	11 LIME GROVE	KIRBY MUXLOE	LEICESTER	LEICESTERSHIRE	LE9 2DF	1342
DAVID WILLIAM	LORD	49 MONTGOMERY ROAD	AINTREE	LIVERPOOL	MERSEYSIDE	L9 8DG	537
ANTHONY JAMES	CHAPMAN	49 FOREST HOUSE LANE	LEICESTER FOREST EAST	LEICESTERSHIRE		LE3 3NU	268
CLAIRE	CONROY	67 SPELDING DRIVE	STANDISH LOWER GROUND	WIGAN		WN6 8LW	53
EILEEN	ACKERS	104 MELLING ROAD	AINTREE	LIVERPOOL	MERSEYSIDE	L9 0LQ	537
PATRICIA MARGARET	REGAN	2 MOSS NOOK	ORMSKIRK	LANCASHIRE		L39 5QS	80
PAULINE ANN	JOHNSTON	41 DEANSGATE LANE	FORMBY			L37 3LF	268
RICHARD SILYN	ROBERTS	24 STABLE CLOSE	WIRRAL			CH49 2RW	805
PHILIP	WALKLEY	3 CARNABY CLOSE	TARBOCK	LIVERPOOL	MERSEYSIDE	L36 0YQ	300
JEAN MARIE	DEVLIN	148 MOSS LANE	LITHERLAND	LIVERPOOL	MERSEYSIDE	L21 7NN	1074
SHITAL	VISA	36 DORSET STREET	ST MARKS ESTATE	LEICESTER	LEICESTERSHIRE	LE4 6BE	134
KEELEY RAE	WALLACE	5 RECTORY CLOSE	SWINFORD	LUTTERWORTH		LE17 6BR	402
ANGELA MARGARET	BAXTER	52 HOWARD ROAD	GLEN PARVA	LEICESTER		LE2 9JG	268
SHEILA	ROBSON	32 KIRKBRIDE PLACE	EASTFIELD DALE	CRAMLINGTON	NORTHUMBERLAND	NE232XG	268
MATTHEW JOHN	PLEWS	12 EDWARD ROAD	FLECKNEY	LEICESTER		LE8 8UB	26
LESLEY	DOONER	26 NEW WINDSOR DRIVE	ROTHWELL	LEEDS	WEST YORKSHIRE	LS26 0HU	161
HELEN MARY	DZIUBA	77 FOSSE WAY	SYSTON	LEICESTER		LE7 1NF	268
JULIE CAROLE	SAUNDERS	91 BLABY ROAD	ENDERBY	LEICESTER		LE194AQ	53
EMMA LOUISE	WILLIAMS	9 NEWLANDS STREET	BRAY	MARKET HARBOROUGH	NORTHAMPTONSHIRE	LE16 8LW	107
MICHAELA	FISHER	59 DENTON DRIVE	WEST BRIDGFORD	NOTTINGHAM		NG2 7FS	1074
NATALIE CLAIRE	LIVESLEY	14 SALESBURY WAY	HAWKLEY HALL	WIGAN		WN3 5QQ	107
REENA	BHARKHADA	9 SOMERFIELD WAY	LEICESTER FOREST EAST	LEICESTER		LE3 3LX	1074
PAULA	WINTERBURN	HEATHDEAN	ASPEN COURT	TINGLEY	WAKEFIELD	WF3 1HH	268
URVASHI	DATTANI	18 OUTWOODS ROAD	LOUGHBOROUGH	LEICESTERSHIRE		LE113LY	1342
ELLEN HANNAH	GYNN	1 HIGH STREET		RYTON-ON-DUNSMORE	COVENTRY	CV8 3EY	268
ROSS STEPHEN	HUNTER	49 TIVERTON DRIVE	WILMSLOW	CHESHIRE		SK9 2TJ	107
ANNA MARGARET	MUSTARD	16 PENROSE ROAD			FALMOUTH	TR11 2DU	268
ELIZABETH ANN	RYAN	4 MAIDA VALE ROAD	SHANKLIN			PO37 7DB	268
MARK ANTHONY	WATERHOUSE	16 WENTWORTH CLOSE	ONCHAN		ISLE OF MAN	IM3 2JU	1342
JULIE	ROBERTS	12 GLENGATE	WIGSTON	LEICESTER		LE18 4SP	134
							19184

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

13 December 2006

Alliance Leicester

2001 5 Year Maturity Tranche 5

Name			Address		Total Options Exercised
MANISH	PATEL	60 KITCHENER ROAD	LEICESTER	LE5 4AS	1047
ELLEN	CHAMBERLAIN	74 TURNBULL DRIVE	LEICESTER	LE3 2JU	837
					1884

coform

File No. 82-4964

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	21	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	329	678	1,147
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	632	689	668

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	2154
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
	Ordinary	
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ **Date** 21 Dec 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4390

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 21/12/2006

Alliance Leicester

Early Exercise 2002 Scheme

Name				Address			Total Options Exercised
MRS	MAUREEN	MORTON	15 CONISTON ROAD	MAGHULL	LIVERPOOL	L31 6BU	329
						Total	329

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 21/12/2006

Alliance Leicester

Early Exercise 2003 Scheme

Name			Address				Total Options Exercised
MRS	CHRISTINE	DUFFY	130 STUART ROAD NORTH	BOOTLE 20	MERSEYSIDE	L20 9ES	268
MR	SUMIL	POPAT	16 PICKERING CLOSE	LEICESTER	LE4 6ER		142
MRS	KAREN	SILLS	40 THE BRIDLE	GLEN PARVA	LEICESTER	LE2 9HQ	268
						Total	678

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date. 21/12/2006

Early Exercise 2004 Scheme

Name			Address					Total Options Exercised
MISS	ANNETTE	DUDLEY	39 MARK ROAD	HIGHTOWN	L38 0BG			196
MRS	CHRISTINE	DUFFY	130 STUART ROAD NORTH	BOOTLE 20	MERSEYSIDE	L20 9ES		204
MR	KEITH	JOHNSON	21 SOMERBY ROAD	THURNBY	LEICESTER	LE7 9PR		81
MR	RONALD	LONG	PRS OF JULIE LONG DECEASED	20 FELLTOR CLOSE	WOOLTON	LIVERPOOL	L25 6DP	294
MRS	BARBARA	RICHARDSON	115 COOMBE RISE	OADBY	LEICESTER	LE2 5TZ		78
MR	COLIN	SILLENCE	58 SYDNEY AVENUE	HESKETH BANK	NR PRESTON	LANCS	PR4 6SU	294
							Total	1147

File No. 82-4964

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,167	2,827	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	689	644.4	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	6167
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	2827
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 27 Dec 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4390
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 27 December 2006

Alliance Leicester

2003 3 Year Maturity Tranche 6

Name		Address					Total Options Exercised
MARIE	THOMSON	21 CORMORANT AVENUE	HOUSTON	RENFREWSHIRE		PA6 7LG	161
CLAIRE LOUISE	ABRAHAM	77 ALBERT STREET	COLCHESTER	ESSEX		CO1 1RX	134
UNA	QUINN	1 CHESHAM CRESCENT	BELFAST	COUNTY ANTRIM	N IRELAND	BT6 8GW	268
JANICE	JONES	12 THE CARTERS	SEFTON	MERSEYSIDE		L30 7QW	268
NICOLA JANE	MCDINE	1 DODNOR COTTAGE	DODNOR LANE	NEWPORT	ISLE OF WIGHT	PO30 5TF	161
SUSAN ANN	SMITH	22 RICHMOND DRIVE	MELTON MOWBRAY	LEICESTERSHIRE		LE13 0FX	107
JULIE	HAYSOM	THE SQUIRRELS	10 FRITCHLEY CLOSE	HUNCOTE	LEICESTERSHIRE	LE9 3AR	53
JACQUELINE MARIE	TIMMINGS	80 SPOONER AVENUE	LITHERLAND	LIVERPOOL	MERSEYSIDE	L21 5HH	187
ALAN GORDON	FANTOM	14 LIME STREET	SOUTHPORT	MERSEYSIDE		PR8 6DA	1342
RUPINDER KAUR	LOYAL	52 STATION ROAD	THURNBY	LEICESTER	LEICESTERSHIRE	LE7 9PU	268
NATHAN	BARBER-KEBBY	47 ARBOR ROAD	CROFT	LEICESTER		LE9 3GB	805
DAVID	MASON	264 NARBOROUGH ROAD	LEICESTER	LEICESTERSHIRE		LE3 2AP	268
CLARE ELIZABETH	ALLEN	111 STAMFORD STREET	RATBY	LEICESTER		LE6 0JU	161
JANETTE ANN	STOTT	10 STABLE FOLD	RADCLIFFE			M26 4ST	107
PETER	BROWNE	9 ALEXANDRA PLACE	CARRICKFERGUS			BT38 7HF	134
LYNN	MCCABE	6 ABBEYCROFT ROAD	THE PARKLANDS	NEWTOWNABBEY	COUNTY ANTRIM	BT37 0YL	53
SARAH JANE	CROOK	45 HAIG ROAD	ALDERSHOT	HAMPSHIRE		GU12 4PR	134
SCOTT	HAMILTON	3 BURNSIDE	DARRAS HALL	PONTELAND	NEWCASTLE-UPON-TYNE	NE20 9AQ	1342
PATRICIA MARGARET	LINNEY	21 PEREGRINE ROAD	MUDEFORD	CHRISTCHURCH	DORSET	BH23 4BN	107
KERRY	SANDERS	16 EDDYSTONE ROAD	THURNBY LODGE	LEICESTER		2PL	107
							6167

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

27 December 2006

2001 5 Year Maturity Tranche 6

Name		Address					Total Options Exercised
PETER	HOGAN	15 EDEN GROVE	MIDDRIDGE	NEWTON AYCLIFFE	CO DURHAM	DL5 7JG	2618
KAY LESLEY	TIPLER	16 HAWTHORN DRIVE	BLABY	LEICESTER	LEICESTERSHIRE	LE8 4AJ	209
							2827

File No. 82-4964

RECEIVED

2007 JAN 18 A 10:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From: Day	Month	Year	To: Day	Month	Year
	21	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	450	19	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	705	813	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

N/A

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s) SEE ATTACHED SCHEDULES	Ordinary	469
Address		
UK postcode		
Name(s)	Ordinary	
Address		
UK postcode		
Name(s)		
Address		
UK postcode		
Name(s)		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 Dec 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4390

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE
ALLIANCE & LEICESTER SHARESAVE SCHEME

Date 21/12/2006

Alliance Leicester

Early Exercise 2005 Scheme

Name			Address					Total Options Exercised
MRS	CHRISTINE	DUFFY	130 STUART ROAD NORTH	BOOTLE 20	MERSEYSIDE	L20 9ES		107
MR	KEITH	JOHNSON	21 SOMERBY ROAD	THURNBY	LEICESTER	LE7 9PR		43
MR	RONALD	LONG	PRS OF JULIE LONG DECEASED	20 FELLTOR CLOSE	WOOLTON	LIVERPOOL	L25 6DP	200
MR	COLIN	SILLENCE	58 SYDNEY AVENUE	HESKETH BANK	NR PRESTON	LANCS	PR4 6SU	100
							Total	450

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 21/12/2006

Alliance Leicester

Early Exercise 2006 Scheme

Name			Address					Total Options Exercised
MR	KEITH	JOHNSON	21 SOMERBY ROAD	THURNBY	LEICESTER	LE7 9PR		7
MR	COLIN	SILLENCE	58 SYDNEY AVENUE	HESKETH BANK	NR PRESTON	LANCS	PR4 6SU	12
							Total	**19**

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15 12 2006	15 12 2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1502	966	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£8.370	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 61

Schedule of Allotments
Date of Exercise: 15/12/2006

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Norah Mary	Dwyer	24 Mill End Lane	Alrewas	Burton On Trent	Staffordshire	DE13 7BX		0	873	873	0	0
Joanna Louise	Wells	Village House	17 Bradwell Road	Loughton	Milton Keynes	MK5 8AP		0	966	966	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									1839	1,839	0	0

ALLIANCE & LEICESTER PLC

Scheme	Approved Company Share Option Scheme
Batch NO	61

Schedule of Allotments
Date of Exercise: 15/12/2006

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Norah Mary	Dwyer	24 Mill End Lane	Alrewas	Burton On Trent	Staffordshire	DE13 7BX	629	629	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							629	**629**	**0**	**0**

File No. 82-4964

RECEIVED

Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3263713

Company name in full Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	Day 21 Month 12 Year 2006	Day 21 Month 12 Year 2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8847	4249	527
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	£8.795	£7.545	£9.005

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 13,623
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] Date 27.12.06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,
CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme *Unapproved Company Share Option Scheme*

Batch NO 63

Schedule of Allotments

Date of Exercise: 21/12/2006

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Christopher William	Gladman	Martlets	8 Albert Street	Kibworth Harcourt	Leicestershire	LE8 0NA		0	4249	4,249	0	0
Christopher William	Gladman	Martlets	8 Albert Street	Kibworth Harcourt	Leicestershire	LE8 0NA		0	3936	3,936	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									8185	**8,185**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 63

Schedule of Allotments
Date of Exercise: 21/12/2006

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Christopher William	Gladman	Martlets	8 Albert Street	Kibworth Harcourt	Leicestershire	LE8 0NA	527	527	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							527	**527**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme - Exercise and SELL SUFFICIENT WITH BALANCE TO PARTICIPANT

Batch NO 63

Schedule of Allotments

Date of Exercise: **21 December 2006**

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to Participant	Issue to Spouse
David Philip	Ramsden	3 Ennerdale Close	Gamston	Nottingham	NG2 6NG		0	0	4911	4,295	616	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									4911	**4,295**	**616**	**0**

File No. 82-4964

coform

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27 / 12 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	53		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	689		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted: N/A

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Julie Moore	Class of shares allotted: Ordinary	Number allotted: 53
Address 86 Rosedale Avenue Crosby Merseyside		
UK postcode L23 0QU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed __________ Date 27 Dec 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3263713
Company name in full	Alliance and Leicester PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27	12	2006	27	12	2006

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2165		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB
For companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES Address UK Postcode	Class of shares allotted Ordinary 50p	Number allotted 2,165
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 3

Signed [signature] Date 28.12.06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

SUE KETTELL, SHARE SCHEMES, ALLIANCE AND LEICESTER PLC,

CARLTON PARK, NARBOROUGH, LEICESTER, LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme
Batch NO 64

Schedule of Allotments
Date of Exercise: 27/12/2006

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse	Comment
Stephen William	Bowyer	9 Thurlow Close	Oadby Grange	Oadby	Leicestershire	LE2 4TG	418	324	0	94	Participant selling sufficient to cover Cost of Exercise.
0	0	0	0	0	0	0	0	0	0	0	Balance of 94 transferred to spouse who is SELLING ALL
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	0	
							418	**324**	**0**	**94**	

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 64

Schedule of Allotments

Date of Exercise: 27/12/2006

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard	Davies	20 Elizabeth Way	The Beeches	Uppingham Oakham	Leicestershire	LE15 9PQ	237	237	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
0	0	0	0	0	0	0	0	0	0	0
							237	**237**	**0**	**0**

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme
Batch NO 64

Schedule of Allotments
Date of Exercise: 27/12/2006

Forename	Surname	Address							Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Richard	Davies	20 Elizabeth Way	The Beeches	Uppingham Oakham	Leicestershire	LE15 9PQ		0	1510	1,510	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0
									1510	1,510	0	0

File No. 82-4964

RNS Number:2776N
Alliance & Leicester PLC
05 December 2006

BOARD CHANGES

Alliance & Leicester plc today announces that Michael Allen will retire from the Board on 31 December 2006. Mr Allen was a Director of the Group between 1995 and 1998 and rejoined the Board in 2000.

Sir Derek Higgs, Chairman said "Michael has made an extensive contribution to the Group as a non-executive Director over the past 11 years and he retires with our thanks and good wishes".

END

File No. 82-4964

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R		Number of Shares Acquired	Price per Share £
	(1)(a) PDMR	(1)(b) Director		
R L Banks	Yes	Yes	12	11.07
D J Bennett	Yes	Yes	12	11.07
C S Rhodes	Yes	Yes	12	11.07
S G Baum	Yes		12	11.07
I D Buchanan	Yes		12	11.07
S G Dawkins	Yes		12	11.07
B P Glover	Yes		12	11.07
I J Hares	Yes		12	11.07
R J Hopwood	Yes		12	11.07
A P Lee	Yes		12	11.07
S Leonard	Yes		12	11.07
T S Lloyd	Yes		12	11.07
S Murphy	Yes		12	11.07
L Permutt	Yes		12	11.07
G Pilkington	Yes		12	11.07
G Wilkinson	Yes		12	11.07

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

192

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£11.07

11. Date and place of transaction

5 December 2006 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

5 December 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name and signature of duly authorised officer of issuer responsible for making notification

Sandra Odell
Deputy Secretary

Date of notification

6 December 2006

Alliance & Leicester Pre-Close Trading Statement

Alliance & Leicester will be holding a conference call for analysts and investors at 9.00am today, to update the market on its 2006 trading. This statement sets out the main information being provided in the conference call and subsequent analyst meetings.

Alliance & Leicester's overall performance to date is expected to lead to the Group's core operating profit for the 12 months ending 31 December 2006 being towards the top of the current range of analyst forecasts (Note 1).

Alliance & Leicester is delivering strong franchise growth with revenues growing at a faster rate than in recent years and good cost control, as well as maintaining strong asset quality. We are on track to achieve our full year underlying return on equity tier 1 target of around 20% (Note 2) and remain confident that our strategy will deliver continued profitable growth.

Franchise growth

During 2006 we have seen strong franchise growth across both Retail and Commercial Banking (Note 3).

Our gross residential mortgage lending in the first nine months of 2006 was £9.0bn, an estimated market share of 3.5%, with net lending of £3.0bn, an estimated market share of 3.7%. Our performance so far in the fourth quarter has been strong, with £11.3bn of gross residential mortgage lending for the 11 months to the end of November 2006, an estimated market share of 3.6%, and our net lending was £4.2bn, an estimated market share of 4.2%. During the third quarter of 2006 we started to originate mortgages in the buy to let, near-prime and self-certified sectors under our agreement with Lehman Brothers. Sales have been gaining momentum as we develop the processes and roll-out the full product range, but are not expected to be significant in 2006.

We continue to focus our unsecured personal lending on high quality assets. Gross unsecured personal lending for the first nine months of 2006 was £1.8bn, with lending during the third quarter of 2006 9% higher than in the same period in 2005.

Personal customer deposit balances were £21.7bn at the end of September 2006 and our current account base continues to grow, with 224,000 new accounts opened in the first nine months of the year. We now have over 1.6m active current accounts.

In Commercial Banking we have opened over 18,000 new business banking accounts in the first nine months of 2006 and we now have over 75,000 active accounts. During September we completed the sale of £391m of commercial customer leases that were designated as assets held for sale in our 2006 interim results. This transaction generated a profit of £32m. Commercial lending balances at the end of September 2006 were £6.2bn, £700m higher than at the end of 2005.

Income and costs

Total revenues in 2006, excluding fair value accounting volatility, are expected to grow at a faster rate than in recent years. Revenues for the first nine months of 2006 include the profit of £32m from the sale of commercial customer leases in September 2006. Excluding this transaction, revenues for the first nine months of 2006 were around 3.5% higher than in the same period in 2005.

Average interest earning assets for the first nine months of 2006 were around 14% higher than the average for the whole of 2005. The Group's net interest margin for the first nine months of 2006 has been broadly stable, at around the 1.30% reported for the first half of 2006. The net interest margin in the second half of 2006 is expected to be higher than we anticipated at the time of our interim results, reflecting a more stable unsecured lending margin.

Within Retail Banking, Partner 4 revenues for the second half of 2006 are expected to be broadly similar to the £54m achieved in first half of 2006.

Within Commercial Banking, business banking and commercial lending have continued to be the primary drivers of increased revenues, whilst Treasury profits in 2006 are expected to be broadly similar to 2005.

Operating costs (which exclude operating lease depreciation) for the full 12 months are expected to be slightly higher than the £692m reported in 2005. This reflects anticipated increases in contractual and volume-related costs in our money transmission business during the second half of 2006, most of which are expected to be offset by continued productivity improvements.

Operating lease depreciation for the second half of 2006 is expected to be similar to the £40m incurred in the first half.

One-off redundancy costs in the second half of 2006 are expected to be around £10m.

Asset quality and impairment losses

The Group's asset quality remains strong and above average in each sector.

The Retail Banking impairment charge in the second half of 2006 is expected to be broadly similar to the £48m reported in the first half of 2006.

Our mortgage asset quality remains excellent. The proportion of accounts in arrears at the end of November 2006 remains around the 0.6% reported at the end of June 2006.

Within unsecured personal loans, asset quality is strong, with the proportion of balances in arrears at the end of November in line with June 2006. The quality of new lending in 2006 continues to be significantly better than that written in 2005.

In Commercial Banking, asset quality remains good, with the impairment loss charge for the full year expected to be higher than the £4m reported in 2005, reflecting the growth in balances over the past few years.

Capital

We continue to take a proactive approach to the management of our capital. In the second half of 2006, we undertook both a share buyback programme and a securitisation issue. As at 12 December we had bought back 13.4m shares at a cost of £145.9m. In November we completed the first issue under our Fosse Master Trust, with a £2.5bn mortgage securitisation. We expect our core tier 1 ratio at the end of 2006 to have reduced from 7.2% in June 2006 to just below 7% in December 2006, and are planning for a further share buyback programme in 2007.

The Financial Services Authority has reviewed our Basel II Waiver Application and has stated that it is minded to approve the application, subject to first meeting certain conditions. We expect to be operating under the Basel II regime in 2007.

Conference call details

A conference call for analysts and investors will take place at 9.00 am today (13 December). To access this call, please call 44-(0)-207-863 6151 (US 1-866-432-7186) and ask for the Alliance & Leicester Pre-Close conference call. The call will also be broadcast via www.alliance-leicester-group.co.uk .

A replay of the conference call will be available on the website, or by calling +44-(0)-208-196-1988 (US 1-866-583-1035) and keying in the pass number 596980#.

Timetable and contacts

Alliance & Leicester's results for the 12 months ending 31 December 2006 will be announced on **21 February 2007.** The analyst presentation will take place at the **London Stock Exchange.**

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	Tel: 0116 200 2123
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088
Press Office		Tel: 0116 200 3355

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Notes

1. On 12 December 2006, analysts' forecasts for core operating profit for the year ending 31 December 2006 ranged from £553m to £582m, with an average of £567m. Core operating profit is the Group's profit before tax excluding accounting gains or losses from fair value accounting volatility and one-off redundancy costs.

2. Alliance & Leicester is targeting an underlying post-tax return on equity tier 1 capital of 20%, plus or minus 3%. Underlying return on equity tier 1 excludes gains or losses from fair value accounting volatility and one-off redundancy costs, and in 2006 will also exclude the release of a tax provision of £30m, following final agreement with HM Revenue & Customs on the tax treatment of the excess received on the disposal of our credit card accounts to MBNA on 1 August 2002.

3. Our Wholesale Banking business unit, which consisted of our Commercial Banking and Treasury operations, will in the future be referred to as our Commercial Banking business unit. Other than the name change, this has no impact on our financial results or disclosures.

Disclaimer

This report contains both statutory and non-statutory financial results. Reconciliations are provided in our primary statements.

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions, the current regulatory environment and the current interpretations of IFRS applicable to past, current and future periods. Nothing in this announcement should be construed as a profit forecast.

12.12.06

File No. 82-4964

Alliance & Leicester plc ('the Company')
Voting Rights and Capital

In compliance with the Transparency Directive's transitional provision 6, Alliance & Leicester would like to notify the market of the following share capital and voting information:

The Company's issued share capital consists of:

437,940,744 Ordinary Shares of 50p each with voting rights, and

300,000,000 Preference Shares of £1 each with no equity voting rights.

The Company holds no treasury shares.

The total number of shares attracting voting rights in Alliance & Leicester plc is therefore **437,940,744.** This figure may be used by shareholders to determine the percentage of issued share capital they hold in the Company and if they are required to notify their interest in, or a change to their interest in, Alliance & Leicester plc under the FSA's Disclosure and Transparency Rules.

29. 12.06.

BLOCKLISTING SIX MONTHLY RETURN

1. Name of *applicant*:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester ShareSave Scheme 1997

3. Period of return:

From 18/06/06 To 18/12/06

4. Balance under scheme from previous return:

529,323

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of *securities* issued/allotted under scheme during period:

487,932

7 Balance under scheme not yet issued/allotted at end of period

41,391

8. Number and *class* of *securities* originally listed and the date of admission

6,242,640 – 18/6/97

9. Total number of *securities* in issue at the end of the period

438,279,080

BLOCKLISTING SIX MONTHLY RETURN

1. Name of *applicant*:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme

3. Period of return:

From 16/06/06 To 16/12/06

4. Balance under scheme from previous return:

521,001

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

n/a

6. Number of *securities* issued/allotted under scheme during period:

87,465

7 Balance under scheme not yet issued/allotted at end of period

433,536

8. Number and *class* of *securities* originally listed and the date of admission

16/06/04 – 1,400,000

9. Total number of *securities* in issue at the end of the period

438,273,487

BLOCKLISTING SIX MONTHLY RETURN

1. Name of *applicant*:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme

3. Period of return:

From 16/06/06 To 16/12/06

4. Balance under scheme from previous return:

1,047,020

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of *securities* issued/allotted under scheme during period:

288,726

7 Balance under scheme not yet issued/allotted at end of period

758,294

8. Number and *class* of *securities* originally listed and the date of admission

16/06/04 - 4,000,000

9. Total number of *securities* in issue at the end of the period

438,273,487

BLOCKLISTING SIX MONTHLY RETURN

1. Name of *applicant*:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme

3. Period of return:

From 16/06/06 To 16/12/06

4. Balance under scheme from previous return:

775,432

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of *securities* issued/allotted under scheme during period:

23,008

7 Balance under scheme not yet issued/allotted at end of period

752,424

8. Number and *class* of *securities* originally listed and the date of admission

16/06/04 -1,700,000

9. Total number of *securities* in issue at the end of the period

438,273,487

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Share Incentive Plan

3. Period of return:

From 05/04/06 To 05/10/06

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,758,465

5. Number of shares issued / allotted under scheme during period:

60,963

6. Balance under scheme not yet issued / allotted at end of period

1,697,502

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

05/04/04 – 2,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,414,331

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1998

3. Period of return:

From 03/04/06 To 03/10/06

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

80,570

5. Number of shares issued / allotted under scheme during period:

80,037

6. Balance under scheme not yet issued / allotted at end of period

533

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3/4/98 – 403,680

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,406,760

BLOCKLISTING SIX MONTHLY RETURN

1. Name of *applicant*:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1999

3. Period of return:

From 25/02/06 To 25/08/06

4. Balance under scheme from previous return:

34,982

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

17,259

6. Number of *securities* issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

17,723

8. Number and *class* of *securities* originally listed and the date of admission

25/08/99 – 123,000

9. Total number of *securities* in issue at the end of the period

447,730,265

10. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

Name of duly authorised officer of issuer responsible for making notification

Sandra Odell
Deputy Secretary

Date of notification – 29 December 2006